Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

DATED AS OF SEPTEMBER 18, 2017

BY AND AMONG

POST HOLDINGS, INC.,

HAYSTACK CORPORATION

AND

BOB EVANS FARMS, INC.

i

ii

iii

Index of Defined Terms

Acquisition Proposal	37
Affiliate	62
Agreement	1
Antitrust Laws	62
Appraisal Shares	4
Bankruptcy and Equity Exception	12
Benefits Continuation Period	42
Book-Entry Shares	3
Business Day	62
Certificate	3
Certificate of Merger	2
CIC Severance Program	43
Closing	2
Closing Date	2
Code	7
Company	1
Company Acquisition Agreement	35
Company Benefit Plans	17
Company Board Recommendation	12
Company Bylaws	10
Company Charter	10
Company Common Stock	3
Company Deferred Compensation Plans	62
Company Disclosure Letter	9
Company Intervening Event	38
Company Material Adverse Effect	62
Company Material Contract	20
Company Option	7
Company PSU Award	8
Company Registered Intellectual Property	21
Company RSU Award	8
Company SEC Documents	13
Company SEC Financial Statements	14
Company Stock Plans	63
Company Stockholder Approval	11
Company Stockholders Meeting	33
Company Subsidiary Organizational Documents	10
Comparable Benefits	42
Confidentiality Agreement	63
Consents	13
Continuing Employees	42
Contract	12

Credit Agreement	63
Credit Agreement Termination	48
Current Insurance	45
DGCL	1
Effective Time	2
Environmental Claim	64
Environmental Laws	64
Environmental Notice	64
Environmental Releases	64
ERISA	17
ERISA Affiliate	18
Exchange Act	13
Exchange Agent	4
Exchange Fund	4
Excluded Shares	3
Filings	13
Food Laws	24
Food Products	24
GAAP	64
Governmental Entity	13
Hazardous Substances	64
HSR Act	13
Income Tax	64
Income Tax Return	64
Indemnified Party	45
Initial Outside Date	51
Intellectual Property	64
Intervening Event Recommendation Withdrawal	37
IPCo	64
IRS	17
IT Assets	22
Knowledge	65
Laws	65
Lease	65
Leased Real Property	65
Lien	65
Merger	1
Merger Consideration	3
Merger Sub	1
Merger Sub Bylaws	26
Merger Sub Charter	26
Merger Sub Stockholder Approval	26

i

NASDAQ	65
Order	65
Ordinary Course	65
Outside Date	51
Owned Real Property	65
Parent	1
Parent Bylaws	26
Parent Charter	26
Parent Disclosure Letter	25
Parent Material Adverse Effect	65
Permits	15
Permitted Individuals	42
Permitted Lien	65
Person	66
Proceeding	66
Proxy Statement	13
Recommendation Withdrawal	35
Regulatory Fee	54

Reporting Tail Endorsement	45
Representatives	34
Requisite Regulatory Approvals	49
Restricted Information	39
SEC	9
Section 262	4
Securities Act	13
Subsidiary	66
Superior Proposal	38
Surviving Corporation	2
Takeover Statute	24
Tax	66
Tax Return	66
Taxing Authority	66
Termination Fee	53
Transaction Litigation	48
WARN	66
Willful Breach	66

ii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of September 18, 2017 (this “Agreement”), is by and among POST HOLDINGS, INC., a Missouri corporation (“Parent”), HAYSTACK CORPORATION, a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and BOB EVANS FARMS, INC., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, subject to the terms and conditions of this Agreement, the parties intend that Merger Sub be merged with and into the Company, with the Company surviving the Merger as a wholly-owned Subsidiary of Parent (the “Merger”) pursuant to Section 251 of the General Corporation Law of the State of Delaware (the “DGCL”), on the terms and subject to the conditions of this Agreement and in accordance with the DGCL;

WHEREAS, on the terms and subject to the conditions set forth herein, the Board of Directors of the Company has (i) approved and declared this Agreement, the Merger and the other transactions contemplated hereby advisable and in the best interests of the Company and its stockholders, (ii) approved the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby, (iii) directed that the adoption of this Agreement be submitted to the stockholders of the Company, and (iv) recommended the adoption of this Agreement by the stockholders of the Company;

WHEREAS, (i) the Board of Directors of Merger Sub has approved and declared this Agreement, the Merger and the other transactions contemplated hereby advisable and in the best interests of Merger Sub and its stockholder and (ii) the Board of Directors of each of Parent and Merger Sub have approved this Agreement, the Merger and the other transactions contemplated hereby and approved the execution, delivery and performance of this Agreement by Parent and Merger Sub, respectively, and the consummation of the Merger and the other transactions contemplated hereby; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with the Merger and the other transactions contemplated hereby and to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER; CERTAIN RELATED MATTERS

Section 1.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub shall cease and the Company shall continue its existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly-owned Subsidiary of Parent.

(b) The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the DGCL and other applicable Law.

Section 1.2 Closing. Unless this Agreement is earlier terminated pursuant to Section 8.1, and subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., local time, on the third Business Day after the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VII (other than those conditions that, by their nature or terms, can only be satisfied at Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions), at the offices of Bass, Berry & Sims PLC, 150 Third Avenue South, Suite 2800, Nashville, Tennessee, unless another time, date or place is agreed to in writing by the parties. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

Section 1.3 Effective Time. Immediately following the Closing on the Closing Date, the parties shall cause the Merger to be consummated by filing a certificate of merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed and acknowledged in accordance with, the applicable provisions of the DGCL (the date and time of such filing, or if another date and time is agreed to by the parties and specified in such filing, such specified date and time, being the “Effective Time”).

Section 1.4 Certificate of Incorporation. Subject to Section 6.8(c), at the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended in its entirety to read as set forth on Exhibit A hereto, until thereafter amended in accordance with its terms and the DGCL.

Section 1.5 Bylaws. Subject to Section 6.8(c), at the Effective Time, the bylaws of the Surviving Corporation shall be amended in their entirety to read as set forth on Exhibit B hereto, until thereafter amended in accordance with their terms and the DGCL.

Section 1.6 Board of Directors. Subject to applicable Law, the parties hereto shall take all requisite action such that the directors of Merger Sub immediately prior to the Effective Time, from and after the Effective Time, shall be the initial directors of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified.

Section 1.7 Officers. The officers of the Company immediately prior to the Effective Time, from and after the Effective Time, shall be the initial officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly appointed and qualified.

ARTICLE II

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder of any shares of common stock, $0.01 par value per share, of the Company (the “Company Common Stock”):

(a) Each share of Company Common Stock that is held by the Company as treasury stock or owned by the Company (other than shares of Company Common Stock held either in a fiduciary or agency capacity that are beneficially owned by third parties), Parent, Merger Sub or any wholly-owned Subsidiary of the Company, Parent or Merger Sub immediately prior to the Effective Time (collectively, the “Excluded Shares”), if any, by virtue of the Merger and without any action on the part of the holder thereof, shall be automatically cancelled and retired and shall cease to exist, and no consideration or payment shall be delivered or deliverable in exchange therefor or in payment thereof.

(b) Subject to Section 2.1(a), Section 2.2 and Section 2.3, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including any shares of Company Common Stock held in a Company Benefit Plan or related trust) shall automatically be converted into the right to receive $77.00 in cash, without interest (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall cease to be outstanding, shall be automatically cancelled and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock (a “Certificate”) or shares of Company Common Stock held in book-entry form (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive, in accordance with this Section 2.1(b), the Merger Consideration, upon surrender of such Certificate or Book-Entry Shares in accordance with Section 2.4, without interest.

(c) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time, without any action on the part of the holder thereof, shall automatically be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation, and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.2 Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, subdivision, exchange of shares, readjustment, or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the Merger Consideration and any other similarly dependent items, as the case may be, shall be equitably adjusted to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event, provided that nothing in this Section 2.2 shall be construed to permit the Company to take any action with respect to its securities, including the Company Common Stock, that is prohibited by the terms of this Agreement.

Section 2.3 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares (“Appraisal Shares”) of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by any Person who has not voted in favor of the Merger or consented thereto in writing and who has properly exercised and perfected appraisal rights of such shares of Company Common Stock pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.1(b) with respect to such Appraisal Shares but rather the holders of Appraisal Shares shall be entitled to only such rights as are granted by Section 262 to the holders of such Appraisal Shares (it being understood and acknowledged that at the Effective Time, such Appraisal Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto other than the right to receive the fair value of such Appraisal Shares to the extent afforded by Section 262); provided, however, that if any holder of Company Common Stock fails to properly perfect or effectively waives or withdraws or otherwise loses such holder’s right to appraisal under Section 262 with respect to such Appraisal Shares, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then the right of such holder to be paid the fair value of such Appraisal Shares shall cease and each such Appraisal Share shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration as provided in Section 2.1(b), without interest and less any applicable Tax withholding, upon the surrender of the Certificates representing such shares or transfer of such Book-Entry Shares, as the case may be, in accordance with this Agreement. The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, of any withdrawals of such demands and of any other instruments served pursuant to Section 262 and received by the Company relating to appraisal demands and Parent shall have the opportunity to participate in all negotiations and Proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Section 2.4 Exchange of Company Common Stock.

(a) Exchange Agent. Prior to the Effective Time, Parent shall enter into an exchange agent agreement with the Company’s transfer agent or a nationally recognized financial institution selected by Parent with the Company’s prior approval (which approval shall not be unreasonably withheld, delayed or conditioned) (the “Exchange Agent”) to act as exchange agent in the Merger for the purpose of exchanging Certificates and Book-Entry Shares for the aggregate Merger Consideration issuable and payable in respect thereof. Prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, by wire transfer of immediately available funds, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, cash in the amount sufficient to pay the aggregate Merger Consideration (such cash provided to the Exchange Agent being hereinafter referred to as the “Exchange Fund”). Parent shall cause the Exchange Agent to deliver the cash contemplated to be paid pursuant to Section 2.1 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose. In the event the Exchange Fund is diminished below the level required for the Exchange Agent to make prompt cash payments as required under Section 2.1(b), Parent shall, or shall cause the Surviving Corporation, to promptly deposit additional cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make such payments under Section 2.1(b). Nothing contained in this Section 2.4(a) and no investment losses resulting from investment of the funds deposited with the Exchange Agent shall diminish the rights of any holder of Company Common Stock to receive the Merger Consideration. The exchange agent agreement pursuant to which Parent shall appoint the Exchange Agent pursuant to this Section 2.4(a) shall be in form and substance reasonably acceptable to the Company.

(b) Exchange Procedures.

(i) Certificates. Parent shall cause the Exchange Agent to mail (or in the case of The Depository Trust Company on behalf of “street” holders, deliver), as soon as reasonably practicable (but no later than three (3) Business Days) following the Effective Time, to each holder of record of a Certificate immediately prior to the Effective Time (other than Excluded Shares), (A) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall have such other provisions as are reasonably satisfactory to both of the Company and Parent) and (B) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.4(f)) to the Exchange Agent in exchange for the Merger Consideration issuable and payable with respect thereto. Upon surrender of a Certificate (other than Certificates representing Excluded Shares or Appraisal Shares) for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange thereof as promptly as practicable, the cash amount equal to (x) the number of shares of Company Common Stock formerly represented by such Certificate multiplied by (y) the Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. Subject to

Section 2.3, until surrendered as contemplated by this Section 2.4, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration into which the shares of Company Common Stock theretofore represented by such Certificate have been converted into pursuant to Section 2.1(b). No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article II. In lieu thereof, each holder of record of one or more Book-Entry Shares immediately prior to the Effective Time shall, upon receipt by the Exchange Agent of an “agent’s message” or such other evidence, if any, reasonably requested by the Exchange Agent in compliance with the Exchange Agent’s customary procedure with respect to the exchange of book-entry shares (other than Book-Entry Shares representing Excluded Shares or Appraisal Shares), be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver as soon as reasonably practicable (but no later than three (3) Business Days) following the Effective Time, in respect of each Book-Entry Share held by such holder, the cash amount equal to (x) the number of shares of Company Common Stock formerly represented by such Book-Entry Shares multiplied by (y) the Merger Consideration. No interest shall be paid or accrue on any cash payable upon cancellation of any Book-Entry Shares.

(c) No Further Ownership Rights in Company Common Stock; Closing of Transfer Books. The Merger Consideration paid in accordance with the terms of this Article II upon the surrender of the Certificates or the Book-Entry Shares shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Certificates or Book-Entry Shares for twelve (12) months after the Effective Time shall be delivered to Parent, upon demand, and any holder of Certificates or Book-Entry Shares who has not theretofore complied with this Article II shall thereafter look only to Parent (subject to Section 2.4(e)) for payment of its claim for the Merger Consideration.

(e) No Liability. If, immediately prior to such time on which any payment in respect hereof would escheat to or become the property of any Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws, any holder of Certificates or Book-Entry Shares has not complied with the procedures in Section 2.4(b) to receive payment of the Merger Consideration to which such holder would otherwise be entitled, the payment in respect of such Certificates or Book-Entry Shares, Company Options, Company RSU Awards or Company PSU Awards will, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Parent, Merger Sub, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any Person in respect of any cash from the Exchange Fund (including any amounts delivered to Parent in accordance with Section 2.4(d)) properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, to the extent required by Parent, the posting by such Person of a bond in reasonable amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration that would be payable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered as provided in this Article II.

(g) Investment. The Exchange Agent shall invest the Exchange Fund, as directed by Parent, on a daily basis; provided, however, that such investments shall be in (i) obligations of, or guaranteed by, the United States of America and backed by the full faith and credit of the United States of America, (ii) commercial paper obligations of issuers organized under the Laws of a state of the United States of America rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10,000,000,000 (based on the most recent financial statements of such bank which are then publicly available), or (iv) a combination of the foregoing. Any interest and other income resulting from such investments shall be the property of and paid to Parent; provided that no losses on any investment made pursuant to this Section 2.4(g) shall affect the Merger Consideration payable to holders of Company Common Stock entitled to receive such consideration, and following any such losses, Parent shall promptly cause to be provided additional funds to the Exchange Agent for the benefit of holders of shares of Company Common Stock entitled to receive such consideration in the amount of any such losses or if for any reason such funds are unavailable for payment to the holders of shares of Company Common Stock.

(h) Withholdings. Each of Parent, the Surviving Corporation and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article II such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) or under any provision of state, local or foreign tax Law. Any amount properly deducted or withheld pursuant to this Section 2.4(h) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. Parent shall pay, or shall cause to be paid, all amounts so deducted or withheld to the appropriate Taxing Authority within the period required under applicable Law.

Section 2.5 Treatment of Stock Plans.

(a) Treatment of Options. At the Effective Time, each option granted by the Company to purchase shares of Company Common Stock that is outstanding as of immediately prior to the Effective Time, whether vested or unvested (any such option, a “Company Option”), shall be cancelled and shall entitle the holder to receive, on the next regularly scheduled payroll date that is no earlier than five (5) Business Days following the Effective Time, a cash payment (without interest and subject to applicable Taxes) from the Surviving Corporation with respect thereto equal to the product of (i) the number of shares of Company Common Stock subject to such Company Option as of immediately prior to the Effective Time and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of Company Common Stock subject to such Company Option as of immediately prior to the Effective Time. For the avoidance of doubt, any Company Option with an exercise price equal to or in excess of the Merger Consideration shall be cancelled by virtue of the Merger without any action on the part of the holder thereof and without any payment to the holder thereof.

(b) Company RSU Awards and Company PSU Awards. At the Effective Time, each time-vesting restricted stock unit award granted by the Company in respect of shares of Company Common Stock (a “Company RSU Award”) and each performance-based restricted stock unit award granted by the Company in respect of shares of Company Common Stock (a “Company PSU Award”) that is outstanding as of immediately prior to the Effective Time shall automatically be cancelled and shall entitle the holder of such Company RSU Award or Company PSU Award to receive, on the next regularly scheduled payroll date that is no earlier than five (5) Business Days following the Effective Time, a cash payment (without interest and subject to applicable Taxes) from the Surviving Corporation with respect thereto equal to the product of (i) the number of shares of Company Common Stock then underlying such Company RSU Award or Company PSU Award as of immediately prior to the Effective Time and (ii) the Merger Consideration; provided, however, that with respect to any Company PSU Award the number of shares of Company Common Stock underlying such Company PSU Award shall be the number to which the holder would otherwise have been entitled assuming target level of performance; and provided further, that to the extent that any Company RSU Award or Company PSU Award constitutes nonqualified deferred compensation subject to Section 409A of the Code, such cash payment shall be paid in accordance with the applicable award’s terms and at the earliest time permitted under the terms of such award that will not result in the application of a Tax or penalty under Section 409A of the Code, including payment in accordance with any applicable exception or permitted payment event under Section 409A of the Code and Section 1.409A-3(j) of the Treasury Regulations.

(c) Company Actions. Prior to the Effective Time, the Company, the Board of Directors of the Company or the appropriate committee of the Board of Directors of the Company, as applicable, shall adopt any resolutions and take any actions which are reasonably necessary to effectuate the provisions of this Section 2.5. The Company shall take all actions reasonably necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation shall be required to deliver shares of Company Common Stock or other capital stock of the Company, Parent, Surviving Corporation or any other Person to any Person pursuant to or in settlement of Company Options, Company RSU Awards, Company PSU Awards, any other obligations under the Company Deferred Compensation Plans, Company equity plans, or otherwise.

Section 2.6 Further Assurances.

(a) Subject to Section 6.5(c), if at any time before or after the Effective Time, Parent or the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Parent, Merger Sub, the Company and the Surviving Corporation and their respective officers, directors or managers shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

(b) In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the officers of the Surviving Corporation shall be authorized to, in the name and on behalf of the Company, execute and deliver such deeds, bills of sale, assignments or assurances and take all such other action as may be necessary in connection therewith.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (x) disclosed in the Company SEC Documents filed with or furnished to the Securities and Exchange Commission (the “SEC”) on or after April 24, 2015 and publicly available prior to the date of this Agreement (but excluding any risk factors or forward-looking disclosures set forth under the headings “Risk Factors” or “Forward-Looking Statements,” or in any such case, similarly titled captions, and any other disclosures that are cautionary, predictive or forward-looking in nature, in any such Company SEC Documents) where the relevance of the information to a particular representation is reasonably apparent on its face (provided, that in no event shall any disclosure in any such Company SEC Documents qualify or limit the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.5, Section 3.20 or Section 3.21) or (y) set forth in the disclosure letter delivered by the Company to Parent and Merger Sub concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being agreed that (i) disclosure of any item in any section or subsection of the Company Disclosure Letter shall only be deemed disclosure with respect to any section of this Agreement or any other section or subsection of the Company Disclosure Letter to which the relevance of such disclosure is reasonably apparent on its face, and (ii) the mere inclusion of an item in such Company Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission (A) that such item represents a material exception or material fact, event or circumstance or that such item would have a Company Material Adverse Effect, or (B) of any non-compliance with, or violation or breach of, any Contract, any other third party rights (including any Intellectual Property rights) or any Law or Order, such disclosures having been made solely for the purposes of creating exceptions to the representations made herein and/or disclosing information required to be disclosed pursuant to this Agreement), and whether or not any particular representation or warranty refers to or excepts therefrom any specific section or subsection of the Company Disclosure Letter, the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Corporate Organization.

(a) Each of the Company and its Subsidiaries is a corporation or other entity validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate or other entity power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, except, in the case of the Subsidiaries of the Company, where the failure to be validly existing or in good standing would not have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly licensed, qualified or otherwise authorized to do business, and, to the extent applicable, is in good standing, in each jurisdiction where the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Company Material Adverse Effect.

(b) Section 3.1(b) of the Company Disclosure Letter lists all of the Subsidiaries of the Company and any joint ventures, partnerships or similar arrangements in which the Company or any of its Subsidiaries has a limited liability, partnership or other equity interest.

(c) The copies of the Amended and Restated Certificate of Incorporation, as amended (the “Company Charter”) and the Amended and Restated By-Laws (the “Company Bylaws”) of the Company made available to Parent are true, complete and correct copies of such documents as in effect as of the date of this Agreement. The Company Charter, the Company Bylaws, and the articles of incorporation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents for each Subsidiary of the Company (collectively, the “Company Subsidiary Organizational Documents”), are in full force and effect and neither the Company nor any of its Subsidiaries is in violation of any of their provisions, except, in the case of the Subsidiaries of the Company, as would not have a Company Material Adverse Effect.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists solely of 100,000,000 shares of Company Common Stock. As of the close of business on August 25, 2017, (i) 19,947,623 shares of Company Common Stock were issued and outstanding (not including shares held in treasury), (ii) 22,690,495 shares of Company Common Stock were held in treasury, (iii) Company Options with respect to an aggregate of 22,890 shares of Company Common Stock were outstanding, (iv) Company RSU Awards with respect to an aggregate of 38,102 shares of Company Common Stock were outstanding, and (v) Company PSU Awards with respect to an aggregate of 18,542 shares of Company Common Stock were outstanding. As of August 31, 2017, account balances reflecting a notional investment with respect to 272,785 shares of Company Common Stock, and any fractional shares associated therewith, were outstanding under the Company Deferred Compensation Plans. As of the close of business on August 25, 2017, an aggregate of 1,064,000 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plans and there are no other shares of capital stock or other voting securities of the Company reserved and available for issuance.

(b) Except as set forth above or in Section 3.2(b) of the Company Disclosure Letter, or as expressly permitted by Section 5.1(b) after the date of this Agreement, as of the Effective Time, there will not be any outstanding securities, options, warrants, calls, rights, commitments, agreements, derivative contracts, forward sale contracts or undertakings of any kind to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries is bound, obligating the Company or any of its Subsidiaries to issue, transfer, exchange, deliver, sell or register for sale, or cause to be issued, transferred, delivered, sold, or registered for sale, additional shares of capital stock or other voting securities of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, derivative contract, forward sale contract or other similar right or undertaking, or obligating the Company or any of its Subsidiaries to make any payment based on or resulting from the value or price of Company Common Stock or of any such security, option, warrant, call, right, commitment, agreement, derivative contract, forward sale contract, right or undertaking. Except as set forth in Section 3.2(b) of the Company Disclosure Letter and except for acquisitions, or deemed acquisitions, of Company Common Stock or other equity securities of the Company in connection with (i) the payment of the exercise price of Company Options with Company Common Stock (including in connection with “net” exercises), (ii) Tax withholding in connection with the exercise of Company Options or vesting of Company RSU Awards or Company PSU Awards, and (iii) forfeitures of Company Options, Company RSU Awards or Company PSU Awards, there are no, and as of the Effective Time, there will not be any, outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or the capital stock of any of its Subsidiaries. All outstanding shares of Company Common Stock have been, and all shares of Company Common Stock that may be issued upon the settlement or exercise (as applicable) of Company Options, Company RSU Awards and Company PSU Awards will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and will be fully paid and nonassessable and are not, and will not be, subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of the Company or any of its Subsidiaries. Since August 25, 2017 through the date hereof, the Company has not issued or repurchased any shares of its capital stock (other than in connection with the exercise, settlement or vesting of Company Options, Company RSU Awards or Company PSU Awards in accordance with their respective terms) or any securities convertible into or exercisable for any shares of its capital stock.

(c) Except as set forth in Section 3.2(c)(i) of the Company Disclosure Letter, the Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of its Subsidiaries. All of the issued and outstanding shares of capital stock or other equity interests of each of the Subsidiaries of the Company are duly authorized, validly issued, fully paid and nonassessable and are not subject to any preemptive rights in favor of any Person other than the Company or a direct or indirect wholly-owned Subsidiary of the Company. No Subsidiary of the Company owns any shares of Company Common Stock. Except as set forth in Section 3.2(c)(ii) of the Company Disclosure Letter and for equity interests in the Subsidiaries of Company, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any Person (or any security or other right, agreement or commitment convertible into or exercisable or exchangeable for, any equity interest in any Person). As of the date hereof, except for the Company’s obligations with respect to IPCo, neither the Company nor any of its Subsidiaries has any obligation to acquire any equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person.

Section 3.3 Corporate Authorization.

(a) Assuming the accuracy of the representations and warranties in Section 4.10, the Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject only to the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”) and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company, and, assuming the accuracy of the representations and warranties in Section 4.10, no other corporate actions on the part of the Company are necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated hereby, subject, in the case of the Merger, to obtaining the Company Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL.

(b) The Board of Directors of the Company, at a meeting duly called and held, has adopted resolutions that (i) approved and declared this Agreement, the Merger and the other transactions contemplated hereby advisable and in the best interests of the Company and its stockholders, (ii) approved the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby, (iii) directed that the adoption of this Agreement be submitted to the holders of Company Common Stock for consideration, and (iv) recommended, subject to Section 6.3, the adoption of this Agreement by the holders of Company Common Stock (such recommendation, the “Company Board Recommendation”). As of the date of this Agreement, such resolutions have not been subsequently rescinded, modified or withdrawn.

(c) This Agreement has been duly executed and delivered by the Company and, assuming the accuracy of the representations and warranties in Section 4.10 and assuming due power and authority of, and due execution and delivery by, Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at Law) (together, the “Bankruptcy and Equity Exception”).

Section 3.4 No Conflicts. The execution and delivery of this Agreement by the Company do not and the consummation by the Company of the Merger and the other transactions contemplated hereby will not (a) assuming the accuracy of the representations and warranties in Section 4.10, conflict with or violate any provision of the Company Charter or Company Bylaws or any of the Company Subsidiary Organizational Documents or (b) assuming that the authorizations, consents and approvals referred to in Section 3.5 and the Company Stockholder Approval are obtained (in the case of the Company Stockholder Approval, in accordance with the DGCL), (i) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with or without notice or lapse of time, or both, would constitute a default) under, give rise to a right of termination under, or result in the creation of any Lien, other than any Permitted Liens, upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any note, bond, debenture, mortgage, indenture, deed of trust, license, lease, agreement or other written or oral contract or agreement (each, a “Contract”) to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets are bound or affected, or (ii) conflict with or violate any Laws applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clause (b), any such violation, conflict, loss, default, right or Lien that would not have a Company Material Adverse Effect.

Section 3.5 Governmental Approvals. Other than in connection with or in compliance with (i) the filing with the SEC of a proxy statement relating to the Company Stockholders Meeting (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”), (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, (iii) the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (iv) the Securities Act of 1933, as amended (the “Securities Act”), (v) any other applicable federal or state securities Laws or “blue sky” Laws, (vi) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and such other Antitrust Laws as may be applicable to the Merger and the other transactions contemplated hereby, (vii) the rules and regulations of NASDAQ, or (viii) such other consent, approval, waiver, license, permit, franchise, authorization or Order (“Consents”) of, or registration, declaration, notice, report, submission or other filing (“Filings”) with, any federal, state or local court, administrative or regulatory agency or commission or other governmental authority, domestic or foreign (each, a “Governmental Entity”), the failure of which to obtain or make prior to the Closing would not have a Company Material Adverse Effect, no Consents of, or Filings with, any Governmental Entity are necessary in connection with the execution and delivery of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby.

Section 3.6 Company SEC Filings; Financial Statements; Controls.

(a) The Company has filed or furnished (as applicable) all reports, schedules, forms, statements and other documents required to be filed or furnished (as applicable) by the Company with the SEC pursuant to the Exchange Act and the Securities Act since April 24, 2015 (collectively, the “Company SEC Documents”). As of their respective dates or, if amended prior to the date of this Agreement, as of the date of the last such amendment, the Company SEC Documents (i) were prepared in all material respects in accordance with the requirements of the Exchange Act, the Securities Act and the Sarbanes- Oxley Act of 2002, as the case may be, and the applicable rules and regulations promulgated thereunder, applicable to such Company SEC Documents and (ii) did not, at the time they were filed, or, if amended prior to the date of this Agreement, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Subsidiaries of the Company is, or at any time since April 24, 2015 has been, required to file any forms, reports or other documents with the SEC. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents. Except as set forth in Section 3.6(a) of the Company Disclosure Letter, there has been no written comment letter or response between the SEC (and its staff) and the Company between April 24, 2015 and the date of this Agreement that is not available on the SEC’s Electronic Data Gathering Analysis and Retrieval database.

(b) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. The Company’s management has completed an assessment of the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. The Company has disclosed based on its most recently completed evaluation of the Company’s internal control over financial reporting prior to the date of this Agreement to the Company’s auditors and the audit committee of the Board of Directors of the Company (i) any “significant deficiencies” and “material weaknesses” in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The terms “significant deficiencies” and “material weaknesses” have the meanings assigned to such terms in Rule 13a-15(f) of the Exchange Act. Since April 24, 2015, neither the Company nor any of its Subsidiaries has received any complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its Subsidiaries or their respective internal accounting procedures, except as would not have a Company Material Adverse Effect. Since April 24, 2015, the Company and the Company’s management and Board of Directors have been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ and all certifications required by NASDAQ have been made.

(c) The consolidated financial statements (including all related notes and schedules thereto) of the Company included in or incorporated by reference into the Company SEC Documents (if amended, as of the date of the last such amendment filed prior to the date of this Agreement) (the “Company SEC Financial Statements”) comply in all material respects as to form with applicable accounting requirements of the Exchange Act and the Securities Act and the published rules and regulations of the SEC with respect thereto. The Company SEC Financial Statements fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended, were prepared in accordance with GAAP applied on a consistent basis during the periods involved, except as set forth in Section 3.6(c) of the Company Disclosure Letter (except (x) in the case of the unaudited statements, subject to normal year-end audit adjustments and to the absence of information or notes not required by GAAP to be included in interim financial statements, and (y) with respect to pro forma information, subject to the qualifications stated therein) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and have been prepared in accordance with, the books and records of the Company and its consolidated Subsidiaries.

(d) Neither the Company nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K). Since April 24, 2015, there has been no transaction, or series of similar transactions, nor are there any proposed transactions, or series of similar transactions, to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K, that was not disclosed.

Section 3.7 No Undisclosed Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any nature, whether accrued, contingent, absolute or otherwise, in each case, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries other than: (a) liabilities or obligations reflected or reserved against in the Company’s audited consolidated balance sheet as of April 28, 2017 or its unaudited consolidated balance sheet as of July 28, 2017 included in the Company SEC Documents (including the notes thereto), (b) liabilities or obligations that were incurred since April 28, 2017 in the Ordinary Course, (c) liabilities or obligations which would not have a Company Material Adverse Effect, and (d) liabilities or obligations arising or incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby.

Section 3.8 Absence of Certain Changes or Events.

(a) Since April 28, 2017, through the date of this Agreement, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the Ordinary Course. Except as set forth in Section 3.8(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has undertaken any action that, if taken after the date of this Agreement, would require Parent’s consent pursuant to Section 5.1(b)(ii), Section 5.1(b)(v), Section 5.1(b)(viii), Section 5.1(b)(xi), Section 5.1(b)(xii) or Section 5.1(b)(xiii).

(b) Since April 28, 2017, there has not been any event, change, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.9 Compliance with Laws; Permits.

(a) Other than those violations or allegations that would not have a Company Material Adverse Effect, the Company and its Subsidiaries are not, and since April 24, 2015, have not been, in violation of any Laws or Orders applicable to the Company, any of its Subsidiaries or any assets owned or used by any of them. Except as would not have a Company Material Adverse Effect, since April 24, 2015, neither the Company nor any of its Subsidiaries has (i) received any written notice or, to the Knowledge of the Company, oral notice from any Governmental Entity regarding any actual or possible failure by the Company, any Company Benefit Plan or any fiduciary of any Company Benefit Plan to comply with any Law or (ii) provided any notice to any Governmental Entity regarding any violation by the Company or any of its Subsidiaries of any applicable Law.

(b) Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries have, and at all times since April 24, 2015 have had, all required governmental licenses, permits, certificates, approvals and authorizations of a Governmental Entity (“Permits”) necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and have paid all fees and assessments due and payable in connection therewith. Except as would not have a Company Material Adverse Effect, (i) all Permits are valid, subsisting and in full force and effect, (ii) all Permits are not subject to any administrative or judicial proceeding that could result in any material modification, termination or revocation thereof, (iii) the Company and its Subsidiaries are in compliance with the terms and requirements of all such Permits and (iv) no suspension or cancellation of any such Permit is threatened or pending.

Section 3.10 Litigation. Except as set forth on Section 3.10 of the Company Disclosure Letter, as of the date of this Agreement, there are no Proceedings pending before any Governmental Entity, or to the Knowledge of the Company, threatened in writing, against the Company or any of its Subsidiaries, which, if decided adversely against the Company or any of its Subsidiaries, involves or would reasonably be expected to involve liabilities of the Company and its Subsidiaries in an amount in excess of $2,000,000, net of any insurance and indemnity, contribution and similar obligations for the benefit of the Company or any of its Subsidiaries in respect thereof. As of the date of this Agreement, there is no Order outstanding against the Company or any of its Subsidiaries which would have a Company Material Adverse Effect.

Section 3.11 Taxes. Except as would not have a Company Material Adverse Effect:

(a) All Tax Returns required by applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been duly filed when due (including extensions) in accordance with all applicable Laws, and all such Tax Returns are true and complete. No jurisdiction or Taxing Authority in or with which the Company or any of its Subsidiaries does not file a Tax Return has alleged in writing that such Company or Subsidiary is required to file a Tax Return in such jurisdiction.

(b) The Company and each of its Subsidiaries has duly and timely paid or has duly and timely withheld and remitted to the appropriate Taxing Authority all Taxes due and payable (whether or not shown on any return), or (A) where payment is not yet due, has established an adequate accrual in accordance with GAAP or (B) where payment is being contested in good faith pursuant to appropriate procedures, has established an adequate reserve in accordance with GAAP, in each case for all Taxes reflected in the most recent financial statements contained in the Company SEC Documents.

(c) The United States federal Income Tax Returns of the Company and its Subsidiaries through the Tax year ended 2013 have been examined and the examinations have been closed or are Tax Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired.

(d) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to be governed by Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(e) Except as set forth in Section 3.11(e) of the Company Disclosure Letter, there are no audits or Proceedings pending against or with respect to the Company or any of its Subsidiaries in respect of any material Tax.

(f) Neither the Company nor any of its Subsidiaries is liable for Taxes of any Person (other than the Company and its Subsidiaries) as a result of being (A) a member of an affiliated, consolidated, combined or unitary group that includes such Person as a member or (B) a party to a Tax sharing or Tax allocation agreement, other than (1) such agreements with customers, vendors, lessors or the like entered into in the Ordinary Course the primary purpose of which is not Taxes, or (2) an agreement exclusively between or among the Company and its Subsidiaries.

(g) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” as defined in Code Section 6707(c)(1) and Treasury Regulations Section 1.6011-4(b).

Section 3.12 Employee Benefit Plans and Related Matters; ERISA.

(a) Section 3.12(a) of the Company Disclosure Letter sets forth as of the date of this Agreement a list of material Company Benefit Plans, including all Company Benefit Plans subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). With respect to each material Company Benefit Plan, the Company has made available to Parent a true and complete copy of such written Company Benefit Plan and, to the extent applicable, (i) all material plan or program documents, trust agreements, insurance contracts or other funding arrangements, (ii) the most recent actuarial and trust reports for both ERISA funding and financial statement purposes, (iii) the most recent Form 5500 with all attachments filed with the Internal Revenue Service (“IRS”) or the Department of Labor, (iv) the most recent IRS determination letter (or opinion letter upon which the Company is entitled to rely), and (v) all current summary plan descriptions. “Company Benefit Plans” means each employee benefit plan, scheme, program, policy, arrangement and contract (including any “employee benefit plan,” as defined in Section 3(3) of ERISA, and any bonus, deferred compensation, fringe benefit, stock bonus, stock purchase, restricted stock, stock option or other equity-based arrangement, and any employment, termination, retention, bonus, golden parachute, change in control or severance agreement, plan, program, policy, arrangement or contract) under which any current or former director, officer or employee of the Company or any of its Subsidiaries has any present or future right to benefits, that is maintained, sponsored or contributed to by the Company or any of its Subsidiaries or which the Company or any of its Subsidiaries has any obligation to maintain, sponsor or contribute, or with respect to which the Company or any of its Subsidiaries would incur any direct or indirect liability.

(b) Each Company Benefit Plan has been administered and operated in accordance with its terms and with applicable Law, except as would not have a Company Material Adverse Effect. All material contributions, premiums and benefit payments under or in connection with each Company Benefit Plan that are required to have been made in accordance with the terms of such Company Benefit Plan have been timely made and will be timely made by the Company or its Subsidiaries for all periods ending at the Effective Time, except as would not have a Company Material Adverse Effect. Each Company Benefit Plan and related trust, if any, intended to be qualified under Code Section 401(a) or 501(a) is qualified and has received a favorable determination or opinion letter from the IRS with respect to such qualified or tax-exempt status, and, to the Knowledge of the Company, nothing has since occurred that would reasonably be expected to cause the loss of any such plan’s qualified or tax-exempt status.

(c) Neither the Company nor any ERISA Affiliate sponsors or contributes to a Title IV Plan. No liability under Title IV or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring any such liability, including by reason of being a member in a controlled group within the meaning of Code Section 414, in each instance, which would have a Company Material Adverse Effect. As used in this Agreement, “ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 4001(b) of ERISA.

(d) There are no pending actions or claims with respect to any of the Company Benefit Plans by any employee or otherwise involving any such plan or the assets of any such plan (other than routine claims for benefits), and no basis or facts exist that would give rise to any such action or claim, except, in such case, as would not have a Company Material Adverse Effect.

(e) No Company Benefit Plan is a “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA or is a “multiple employer plan” within the meaning of Sections 4063 or 4064 of ERISA. Neither the Company nor any of its Subsidiaries, nor any ERISA Affiliate has at any time during the last six (6) years contributed to or been obligated to contribute to any such type of plan, nor is the Company or any of its Subsidiaries liable, directly or indirectly, with respect to any such plan for a complete or partial withdrawal (within the meaning of Title IV of ERISA), due to the termination or reorganization of such a plan, or otherwise.

(f) Except as set forth on Section 3.12(f) of the Company Disclosure Letter, and except as provided in this Agreement or as required by applicable Law, the consummation of the Merger and the other transactions contemplated hereby will not (i) entitle any current or former director, officer or employee of the Company or of any of its Subsidiaries to severance pay or any similar payment under any Company Benefit Plan, or (ii) result in any payment becoming due, accelerate the time of payment or vesting, or increase the amount of compensation due to any such director, officer or employee under any Company Benefit Plan.

(g) No amount that is likely to be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of the Company or any of its Subsidiaries or any of their Affiliates who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(B)(1) of the Code.

Section 3.13 Material Contracts.

(a) Except as set forth in Section 3.13(a) of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract that is:

(i) a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act), that has been, or was required to be, filed with the SEC with the Company’s Annual Report on Form 10-K for the fiscal year ended April 28, 2017 or any Company SEC Document filed after the date of such Form 10-K until the date of this Agreement;

(ii) a Contract relating to the supply, manufacturing, distribution or marketing of products or services by the Company or its Subsidiaries that involved payments to the Company and its Subsidiaries in excess of $5,000,000 during the twelve (12) months prior to the date of this Agreement, in each case other than purchase orders or other Contracts entered into in the Ordinary Course;

(iii) a Contract pursuant to which the Company or any of its Subsidiaries has purchased during the twelve (12) months prior to the date of this Agreement goods or services that involved payments by the Company and its Subsidiaries in excess of $5,000,000 during such period, in each case other than purchase orders and other Contracts entered into in the Ordinary Course;

(iv) a Contract that is a license, royalty or similar Contract with respect to Intellectual Property (other than generally commercially available “off-the-shelf” software programs) that involved payments by or to the Company and its Subsidiaries in excess of $5,000,000 during the twelve (12) months prior to the date of this Agreement;

(v) a joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any material joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries;

(vi) a mortgage, indenture, guarantee, loan, or credit agreement, security agreement, or other Contract, in each case relating to indebtedness for borrowed money, whether as borrower or lender, in each case with an outstanding principal balance in excess of $5,000,000, other than (A) accounts receivable and accounts payable in the Ordinary Course and (B) intercompany loans owed by the Company or any direct or indirect wholly-owned Subsidiary of the Company to any other direct or indirect wholly-owned Subsidiary of the Company, or by any direct or indirect wholly-owned Subsidiary to the Company;

(vii) a Contract that provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of sale in the Ordinary Course) or business (whether by merger, sale of stock, sale of assets or otherwise) or capital stock or other equity interests of any Person, in each case for aggregate consideration in excess of $5,000,000 (A) that was entered into after April 24, 2015, or (B) pursuant to which any earn-out or other deferred or contingent payment obligations remain outstanding, in each case, in excess of $2,500,000;

(viii) a Contract that (A) requires the Company or any of its Subsidiaries to provide goods or services (or to act in any manner) on an exclusive basis; (B) contains “most favored nations” provisions or a covenant that materially limits the right of the Company or any of its Subsidiaries to engage or compete in any line of business or geographic region (or that following the Effective Time will restrict the ability of Parent or its Affiliates to engage in any line of business or compete in any geographic area) or otherwise materially restricts the research, development, manufacture, marketing, distribution or sale of any product by the Company or any of its Subsidiaries (or that following the Effective Time will restrict the ability of Parent or its Affiliates); (C) contains any “take or pay” provisions or contains any minimum purchase or sale commitments; or (D) contains any right of first offer, right of first refusal, exclusive development rights or exclusive marketing or distribution rights to any Person, in each such case, with respect to any material assets of the Company or any of its Subsidiaries; provided, however, that for purposes of (A)-(D) of this Section 3.13(a)(viii), the foregoing shall not apply to any such Contract that may be cancelled without penalty by the Company or any of its Subsidiaries upon prior notice of ninety (90) days or less;

(ix) any material Contract with a Governmental Entity;

(x) any Contract involving any co-packing or co-manufacturing arrangements involving payments in excess of $5,000,000 during the twelve (12) months prior to the date of this Agreement;

(xi) any Contract that obligates the Company or any of its Subsidiaries to make any loans, advances or capital contributions to, or investments in, any Person in excess of $2,500,000 during the twelve (12) months prior to the date of this Agreement;

(xii) any Contract (A) granting the Company or any of its Subsidiaries any right to use any material Intellectual Property (other than licenses in respect of commercially available software) or (B) permitting any third Person to use, enforce or register any material Intellectual Property, including any material license agreements (other than customary non-exclusive licensing provisions included in customer, supplier, and co-packing agreements), coexistence agreements and covenants not to sue;

(xiii) any Contract relating to the supply of any item used by the Company or any of its Subsidiaries that is a sole source of supply of any raw material, component or service that is material to the Company and its Subsidiaries, taken as a whole;

(xiv) any material Lease;

(xv) any guaranty of any real property lease of a third party (whether or not for Leased Real Property); and

(xvi) any employment agreement (other than (A) any such employment agreement that is or at the Effective Time will be terminable at will by the Surviving Corporation or its Subsidiaries without any obligation of the Surviving Corporation or its Subsidiaries, except any obligation with respect to events before the termination thereof or (B) any agreement with any employee addressing non-disclosure of confidential information, assignment of Intellectual Property, non-solicitation or non-competition entered into in the Ordinary Course of the Surviving Corporation or its Subsidiaries).

Each Contract of the type described in this Section 3.13(a), whether or not set forth in Section 3.13(a) of the Company Disclosure Letter and whether or not entered into on or prior to the date of this Agreement, is referred to herein as a “Company Material Contract.”

(b) Except as would not have a Company Material Adverse Effect, (i) each Company Material Contract is valid, binding and in full force and effect with respect to the Company and any of its Subsidiaries to the extent a party thereto and, to the Knowledge of the Company, each other party thereto, subject to the Bankruptcy and Equity Exception, (ii) neither the Company nor any of its Subsidiaries is in breach of or default under any Company Material Contract and, to the Knowledge of the Company, no other party to a Company Material Contract is in breach of or default under any such Company Material Contract, and (iii) none of the Company or any of its Subsidiaries has received any written notice of termination, in whole or in part, of any Company Material Contract, nor, to the Knowledge of the Company, has any other party to a Company Material Contract threatened in writing to exercise any termination rights with respect thereto.

Section 3.14 Intellectual Property.

(a) Except as would not have a Company Material Adverse Effect, either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses adequate rights to use, the Intellectual Property used in connection with the business of the Company and its Subsidiaries as currently conducted, and such Intellectual Property constitutes all of the Intellectual Property necessary to conduct the business of the Company and its Subsidiaries, as currently conducted. Except as would not have a Company Material Adverse Effect, none of the

Company’s or its Subsidiaries’ rights in any material Intellectual Property will be altered or extinguished in connection with the execution and delivery of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby.

(b) Except as set forth on Section 3.14(b) of the Company Disclosure Letter and except as would not have a Company Material Adverse Effect, (i) neither the conduct of the business as currently conducted by the Company and its Subsidiaries, nor the sale or use of any product currently offered by the Company or any of its Subsidiaries, infringes or otherwise violates any Person’s Intellectual Property rights, none of the Company or any of its Subsidiaries has received any written notice of any such infringement or violation, and, there is no such claim pending or, to the Knowledge of the Company, threatened, against the Company or its Subsidiaries; and (ii) to the Knowledge of the Company, no Person is infringing or otherwise violating any Intellectual Property owned by the Company or its Subsidiaries, and no such claims are pending or threatened against any Person by the Company or its Subsidiaries.

(c) The patents, pending patent applications, registered trademarks, and pending applications for registration of trademarks owned by the Company or any of its Subsidiaries and material to the operation of the business of the Company and its Subsidiaries as currently conducted are referred to collectively as the “Company Registered Intellectual Property.” No registrations or applications for Company Registered Intellectual Property have expired or been cancelled or abandoned and, since April 25, 2015, all issuance, renewal, maintenance and other payments that are or have become due with respect to the material Company Registered Intellectual Property have been timely paid by or on behalf of the Company or the relevant Subsidiary, except (i) in accordance with the expiration of the term of such rights, (ii) intentional cancellations and abandonments in the Ordinary Course, or (iii) as would not have a Company Material Adverse Effect.

(d) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have taken reasonable measures to protect the confidentiality of the trade secrets of the Company and its Subsidiaries. To the Knowledge of the Company, the Company and each of its Subsidiaries have complied in all material respects with all applicable contractual and legal requirements pertaining to information privacy and security. None of the Company or any Subsidiary of the Company has received any written claim from any employee or individual independent contractor challenging or disputing the ownership of any Intellectual Property owned by the Company or any of its Subsidiaries, other than claims that would not have a Company Material Adverse Effect.

(e) Except as would not have a Company Material Adverse Effect, (i) all computer software programs, source code, object code, algorithms, models, data and documentation and other computers, databases, hardware, servers, workstations, routers, hubs, switches, circuits, networks, data communication lines and all other information technology equipment owned or used by the Company or its Subsidiaries material to the business of the Company and its Subsidiaries as currently conducted (collectively, the “IT Assets”) (x) perform as necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted, and (y) to the Knowledge of the Company, do not contain any virus, software routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any IT Assets, (ii) there has been no material failure of the IT Assets in the past twelve (12) months which has not been adequately resolved, and (iii) the Company has in place reasonable business continuity plan(s) with respect to the IT Assets owned or managed by the Company.

Section 3.15 Properties.

(a) Except as would not have a Company Material Adverse Effect, with respect to Owned Real Property that is material to the business operations of the Company and its Subsidiaries, taken as a whole, the Company or one of its Subsidiaries has good and marketable fee simple title to all Owned Real Property, free and clear of all Liens, except for Permitted Liens and minor defects in title, recorded easements, restrictive covenants and similar encumbrances of record.

(b) Except as would not have a Company Material Adverse Effect, with respect to each Leased Real Property that is material to the business operations of the Company and its Subsidiaries, taken as a whole: (i) each lease for the Leased Real Property is valid, binding and in full force and effect with respect to the Company and any of its Subsidiaries to the extent a party thereto and, to the Knowledge of the Company, each other party thereto, subject to the Bankruptcy and Equity Exception and (ii) neither the Company nor any of its Subsidiaries is in breach of or default under any lease with respect to Leased Real Property, and, to the Knowledge of the Company, no other party is in breach of or default under any lease with respect to Leased Real Property. Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received any notice of any uncured breach or violation of any provision of any Lease, nor has the Company or any of its Subsidiaries given any notice of any uncured breach or violation of any provision of any Lease to any other party under any Lease. To the Knowledge of the Company, there are no material disputes with any lessor, sublessor, lessee or sublessee under any Lease.

Section 3.16 Environmental Matters. Except as would not have a Company Material Adverse Effect:

(a) The Company and its Subsidiaries are, and have been since April 24, 2015, in compliance with all applicable Environmental Laws, including, but not limited to, timely obtaining, possessing and complying with all Permits required under applicable Environmental Laws for their respective ownership and operation of their respective businesses and all such Permits are in full force and effect under applicable Environmental Laws. With respect to any pending application for issuance or renewal of any material Permit under any Environmental Laws, the Company and its Subsidiaries have received no notification from the issuing Governmental Entity that such renewal or issuance will not occur;

(b) Except as set forth on Section 3.16(b) of the Company Disclosure Letter, there is no Environmental Claim pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries under or pursuant to any Environmental Law. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received Environmental Notice from any Person, including, but not limited to, any Governmental Entity, which Environmental Notice is unresolved. Neither the Company nor any of its Subsidiaries is a party or subject to any administrative, judicial or a schedule of compliance issued or entered into with or by any Governmental Entity or any Order pursuant to any Environmental Law, and no investigation by a Governmental Entity is pending or, to the Knowledge of the Company, threatened, which relates to any Environmental Law;

(c) Except as set forth on Section 3.16(c) of the Company Disclosure Letter, there has been no Environmental Release with respect to any real property that is currently or, to the Knowledge of the Company, was formerly owned or leased, as the case may be, by the Company or its Subsidiaries, that would be reasonably likely to result in an Environmental Claim or liability of the Company or any of its Subsidiaries.

(d) Neither the Company nor any of its Subsidiaries has assumed, accepted responsibility for or retained by contract or otherwise, any liability under any Environmental Law.

Section 3.17 Insurance. Except as would not have a Company Material Adverse Effect, (i) the Company and its Subsidiaries maintain insurance policies that, together with adequately capitalized self-insured or retention arrangements, provide coverage in such amounts and with respect to such risks and losses as is customary for the industries in which the Company and its Subsidiaries operate and that management of the Company has in good faith determined to be adequate for the respective businesses and operations of the Company and its Subsidiaries, (ii) each such insurance policy is in full force and effect, (iii) neither the Company nor any of its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums) under any such policy, and (iv) no notice of cancellation has been received by the Company or any of its Subsidiaries with respect to any insurance policy which has not been cured by the payment of premiums that are due.

Section 3.18 Labor and Employment Matters. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract covering employees in the United States. Neither the Company nor any of its Subsidiaries has agreed to recognize any labor union as the representative of any of its employees, nor is the Company or any of its Subsidiaries the subject of any Proceeding seeking to compel it to bargain with any labor union or labor organization, nor, to the Knowledge of the Company, is any such Proceeding threatened. Except as would not have a Company Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with all applicable Laws relating to employment and employment practices, (ii) neither the Company nor its Subsidiaries are the subject of any Proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice, nor, to the Knowledge of the Company, is any such Proceeding threatened, and (iii) as of the date of this Agreement, there is no work stoppage, labor strike or lockout by the employees of the Company or its Subsidiaries pending or, to the Knowledge of the Company, threatened.

Section 3.19 Quality and Safety of Food Products.

(a) Except as would not have a Company Material Adverse Effect, since April 24, 2015, (i) there have been no recalls of any food product (whether branded or private label, finished food, work in process, or food ingredients) sold, manufactured, produced, distributed, processed, marketed or packaged by, or for, the Company or any of its Subsidiaries (collectively “Food Products”), whether ordered by a Governmental Entity or undertaken voluntarily by the

Company or any of its Subsidiaries, (ii) to the Knowledge of the Company, no Governmental Entity, customer or subsequent purchaser of any Food Product has asserted a claim with respect to any nonconformity of any such Food Product with applicable specifications, warranties, labeling requirements, regulatory requirement, quality control or similar standards, whether contractual, statutory, regulatory or imposed by Company policies or a third-party certifying body, and (iii) no Food Products of the Company or its Subsidiaries have been adulterated, misbranded, mispackaged or mislabeled in violation of applicable Law, or posed an inappropriate threat to the health or safety of a consumer when consumed in the intended manner. Without limiting the foregoing, except as would not have a Company Material Adverse Effect, the manufacturing and storage practices, preparation, ingredients, composition, and packaging and labeling for the Food Products of the Company and its Subsidiaries are in compliance with all applicable Laws relating to food and beverage manufacturing, storage, preparation, packaging and labeling, including the rules and regulations of the U.S. Department of Agriculture and the U.S. Food and Drug Administration (collectively, “Food Laws”) and the internal quality management policies of the Company and its Subsidiaries.

(b) Except as would not have a Company Material Adverse Effect, all Food Products (i) have been properly manufactured, handled and stored and are properly packaged and labeled and fit for human consumption, (ii) have complied with all applicable product labeling requirements and other regulatory requirements, quality control and similar standards, whether contractual, statutory, regulatory or imposed by Company policies or a third-party certifying body, and (iii) may be shipped in interstate commerce in accordance with the Food Laws.

Section 3.20 Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 4.10, no “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (including Section 203 of the DGCL) (each, a “Takeover Statute”), or any comparable anti-takeover provision of the Company Charter (including Article Tenth) or Company Bylaws, is applicable to this Agreement, the Merger or the other transactions contemplated hereby. The Company has no “rights plan,” “rights agreement,” or “poison pill” in effect.

Section 3.21 Brokers and Finders’ Fees. Except for J.P. Morgan Securities LLC, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 3.22 Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of J.P. Morgan Securities LLC to the effect that, as of the date of such opinion and based upon and subject to the limitations, qualifications, assumptions, conditions and other matters set forth therein, the Merger Consideration to be paid to the holders of Company Common Stock in the Merger is fair, from a financial point of view, to such holders, and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

Section 3.23 No Other Representations and Warranties; Disclaimers. Except for the representations and warranties expressly contained in Article IV, or in any certificate delivered pursuant to this Agreement, the Company agrees and acknowledges that none of Parent, Merger Sub or any Person on behalf of Parent or Merger Sub is making or has made, and the Company hereby agrees it is not relying upon, any other express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective Subsidiaries or with respect to any other information provided or made available to the Company in connection with the transactions contemplated by this Agreement, including information conveyed at management presentations, in virtual data rooms or in due diligence sessions and, without limiting the foregoing, including any estimates, projections, predictions or other forward-looking information.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the corresponding subsection of the disclosure letter delivered by Parent to the Company immediately prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (it being agreed that (a) disclosure of any item in any section or subsection of the Parent Disclosure Letter shall only be deemed disclosure with respect to any section of this Agreement or any other section or subsection of the Parent Disclosure Letter to which the relevance of such disclosure is reasonably apparent on its face, and (b) the mere inclusion of an item in such Parent Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission (i) that such item represents a material exception or material fact, event or circumstance or that such item would have a Parent Material Adverse Effect or (ii) of any non-compliance with, or violation or breach of, any Contract, any other third party rights (including any Intellectual Property rights) or any Law or Order, such disclosures having been made solely for the purposes of creating exceptions to the representations made herein and/or disclosing information required to be disclosed pursuant to this Agreement), and whether or not any particular representation or warranty refers to or excepts therefrom any specific section or subsection of the Parent Disclosure Letter, Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1 Corporate Organization.

(a) Each of Parent and Merger Sub is a corporation validly existing and in good standing under the Laws of the jurisdiction of its organization, has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly licensed, qualified or otherwise authorized to do business and, to the extent applicable, is in good standing in each jurisdiction where the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Parent Material Adverse Effect.

(b) The copies of the articles of incorporation of Parent (the “Parent Charter”) and the bylaws of Parent (the “Parent Bylaws”) made available to the Company are true, complete and correct copies of such documents as in effect as of the date of this Agreement. The copies of the certificate of incorporation of Merger Sub (the “Merger Sub Charter”) and the bylaws of Merger Sub (the “Merger Sub Bylaws”) made available to the Company are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

Section 4.2 Corporate Authorization.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and, subject to the adoption of this Agreement by Parent, the sole stockholder of Merger Sub (the “Merger Sub Stockholder Approval”), which adoption Parent shall cause to occur immediately following the execution of this Agreement, and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Merger Sub of the Merger and the other transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate actions on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated hereby, subject, in the case of the Merger, to obtaining the Merger Sub Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL.

(b) The Board of Directors of Merger Sub, at a meeting duly called and held or by written consent, has adopted resolutions that approved and declared this Agreement, the Merger and the other transactions contemplated hereby advisable and in the best interests of Merger Sub and its stockholder and the Board of Directors of each of Parent and Merger Sub have adopted resolutions that approved the execution, delivery and performance of this Agreement by Parent and Merger Sub, respectively, and the consummation of the Merger and the other transactions contemplated hereby. As of the date of this Agreement, such resolutions have not been subsequently rescinded, modified or withdrawn.

(c) This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due power and authority of, and due execution and delivery by, the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.3 No Conflicts. The execution and delivery of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, (i) conflict with or violate any provision of the Parent Charter, Parent Bylaws, Merger Sub Charter or Merger Sub Bylaws or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.4 are obtained, (A) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with or without notice or lapse of time, or both, would constitute a default) under, give rise to a right of termination under, or result in the creation of any Lien, other than any Permitted Liens, upon any of the respective properties or assets of Parent or Merger Sub under, any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party, or by which they or any of their respective properties or assets are bound or affected or (B) conflict with or violate any Laws applicable to Parent or Merger Sub or any of their respective properties or assets, other than, in the case of clause (ii), any such violation, conflict, loss, default, right or Lien that would not have a Parent Material Adverse Effect.

Section 4.4 Governmental Approvals. Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, (ii) the Exchange Act, (iii) the Securities Act, (iv) any other applicable federal or state securities Laws or “blue sky” Laws, (v) the HSR Act and such other Antitrust Laws as may be applicable to the Merger and the other transactions contemplated hereby, (vi) the rules and regulations of the New York Stock Exchange, or (vii) such other Consents of, or Filings with, any Governmental Entity, the failure of which to obtain or make prior to the Closing would not have a Parent Material Adverse Effect, no Consents of, or Filings with, any Governmental Entity are necessary in connection with the execution and delivery of this Agreement by Parent and Merger Sub and the consummation of the Merger and the other transactions contemplated hereby.

Section 4.5 Litigation. As of the date of this Agreement, there are no Proceedings pending, or to the Knowledge of Parent, threatened in writing, against Parent or any of its Subsidiaries before any Governmental Entity, which would have a Parent Material Adverse Effect. As of the date of this Agreement, there is no Order outstanding against Parent or any of its Subsidiaries which would have a Parent Material Adverse Effect.

Section 4.6 Merger Sub. Merger Sub is a wholly-owned Subsidiary of Parent.

Section 4.7 No Vote of Parent Stockholders. No vote of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by Law, the Parent Charter or Parent Bylaws or the applicable rules of the New York Stock Exchange in order for Parent to consummate the transactions contemplated by this Agreement, including the Merger.

Section 4.8 Brokers and Finders’ Fees. Except for UBS Securities LLC and Barclays Capital Inc., the fees and expenses of which will be paid by Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 4.9 Available Funds. Parent and Merger Sub have, on the date hereof, the financial capability and available all funds necessary to enable it to make the payment to the Exchange Agent of the aggregate amount of the Merger Consideration and all other amounts required to be paid in connection with the consummation of the Merger and the other transactions contemplated hereby, including all fees and expenses, and will have all such capability and funds on the Closing Date.

Section 4.10 No Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries (including Merger Sub) nor any of Parent’s “affiliates” or “associates” (as such terms are defined in Section 203 of the DGCL and in Article Tenth of the Company Charter), currently, or at any time in the three (3) years prior to the date of this Agreement, is or was an “interested stockholder” of the Company, as such term is defined in Section 203 of the DGCL, or an “Acquirer,” as such term is defined in Article Tenth of the Company Charter. There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries (including Merger Sub) is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

Section 4.11 No Other Representations and Warranties; Disclaimers. Except for the representations and warranties expressly contained in Article III, or in any certificate delivered pursuant to this Agreement, each of Parent and Merger Sub agrees and acknowledges that neither the Company nor any Person on behalf of the Company is making or has made, and each of Parent and Merger Sub hereby agrees it is not relying upon, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided or made available to Parent or Merger Sub in connection with the transactions contemplated by this Agreement, including information conveyed at management presentations, in virtual data rooms or in due diligence sessions and, without limiting the foregoing, including any estimates, projections, predictions or other forward-looking information.

ARTICLE V

CONDUCT OF BUSINESS

Section 5.1 Conduct of Business by the Company.

(a) From the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 8.1, except (i) as prohibited or required by applicable Law or Order, (ii) as set forth in Section 5.1 of the Company Disclosure Letter, or (iii) as otherwise expressly required by this Agreement, unless Parent shall otherwise consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall (x) conduct the businesses of the Company and its Subsidiaries in the Ordinary Course in all material respects and (y) use commercially reasonable efforts to preserve substantially intact the business organization of the Company and its Subsidiaries and relationships of the Company and its Subsidiaries with key employees and Persons with which the Company and its Subsidiaries have material business dealings; provided, however, that no failure by the Company or any of its Subsidiaries to take any action specifically prohibited by any provision of Section 5.1(b) shall constitute a breach under this Section 5.1(a).

(b) Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (x) as prohibited or required by applicable Law or Order, (y) as set forth in Section 5.1 of the Company Disclosure Letter or (z) as otherwise expressly required by this Agreement, unless Parent shall otherwise consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any of its Subsidiaries to:

(i) amend the Company Charter, the Company Bylaws or any of the Company Subsidiary Organizational Documents, or otherwise take any action to exempt any person from any provision of the Company Charter, the Company Bylaws or any of the Company Subsidiary Organizational Documents;

(ii) (A) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its capital stock, except for dividends or distributions by any direct or indirect wholly-owned Subsidiary of the Company to the Company or to any other direct or indirect wholly-owned Subsidiary of the Company, (B) adjust, split, combine or reclassify any of its capital stock or issue or propose or authorize the issuance of any other securities (including options, warrants or any similar security exercisable for, or convertible into, such other security) in respect of, in lieu of, or in substitution for, shares of its capital stock, except with respect to the capital stock or securities of any direct or indirect wholly-owned Subsidiary, in connection with transactions among the Company and its direct or indirect wholly-owned Subsidiaries or among the Company’s direct or indirect wholly-owned Subsidiaries, or (C) repurchase, redeem or otherwise acquire any shares of the capital stock of the Company or any of its Subsidiaries, or any other equity interests or any rights, warrants or options to acquire any such shares or interests, except (1) for quarterly cash dividends in respect of shares of Company Common Stock (and, with respect to Company RSU Awards and Company PSU Awards, dividends or dividend equivalents to the extent required by the terms of the applicable awards) on a schedule consistent with the Company’s current practices and in an amount per share not in excess of $0.34 per quarter, (2) for acquisitions, or deemed acquisitions, of shares of Company Common Stock or other equity securities of the Company in connection with forfeitures of awards, the exercise of Company Options or in connection with the vesting or settlement of Company RSU Awards or Company PSU Awards (including in satisfaction of any amounts required to be deducted or withheld under applicable Law), or (3) with respect to the capital stock or securities of any Subsidiary, in connection with transactions among the Company and one or more of its direct or indirect wholly-owned Subsidiaries or among the Company’s direct or indirect wholly-owned Subsidiaries;

(iii) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock or other securities (including any equity awards, equity-linked compensation, options, warrants or any similar security exercisable for, convertible into, or linked with such capital stock or similar security), except for (A) the issuance of shares of Company Common Stock pursuant to Contracts in effect prior to the execution and delivery of this Agreement and listed in Section 5.1(b)(iii) of the Company Disclosure Letter, (B) the issuance of shares of Company Common Stock in connection with the exercise of Company Options or the vesting or settlement of Company RSU Awards or Company PSU Awards, in each case outstanding as of the date of this Agreement, (C) the denomination or reflection of Company Common Stock under participant account balances under the Company Deferred Compensation Plans with regard to and in accordance with any deferral elections or investment elections in effect as of the date of this Agreement, (D) issuances by a wholly-owned Subsidiary of the Company of capital stock to such Subsidiary’s parent, the Company or another wholly-owned Subsidiary of the Company, (E) Liens granted by the Company and its Subsidiaries in connection with the Credit Agreement, or (F) any issuance, sale or other disposition of capital stock or other securities of any Subsidiary of the Company to the Company or another Subsidiary of the Company;

(iv) (A) merge or consolidate with any other Person or (B) acquire any material assets from or make a material investment in (whether through the acquisition of stock, assets or otherwise) any other Person (excluding Subsidiaries of the Company), except in any such case for (1) acquisitions of inventory, equipment and other assets in the Ordinary Course or (2) any capital expenditures permitted by Section 5.1(b)(vi);

(v) sell, lease, license, subject to a material Lien, except for a Permitted Lien or Liens granted by the Company and its Subsidiaries in connection with the Credit Agreement, or otherwise dispose of any material assets, product lines or businesses of the Company or any of its Subsidiaries (including capital stock or other equity interests of any Subsidiary), except (A) pursuant to Contracts in effect prior to the execution and delivery of this Agreement and listed in Section 5.1(b)(v) of the Company Disclosure Letter and Ordinary Course renewals thereof, (B) sales, leases or licenses of inventory, equipment and other assets in the Ordinary Course, (C) dispositions of obsolete equipment consistent with past practice, or (D) sales, leases, licenses or other dispositions to the Company or any of its Subsidiaries;

(vi) make capital expenditures except (A) pursuant to Company Material Contracts in effect prior to the date of this Agreement or (B) in accordance, in the aggregate, with the capital expenditures budget of the Company that was made available to Parent;

(vii) (A) make any loans, advances or capital contributions to any other Person in excess of $500,000 in any twelve (12) month period; (B) create, incur, guarantee or assume any additional indebtedness for borrowed money in excess of $25,000,000 in the aggregate, except for, in the case of each of clause (A) and clause (B), (1) transactions among the Company and its direct or indirect wholly-owned Subsidiaries or among the Company’s direct or indirect wholly-owned Subsidiaries, (2) letters of credit, surety bonds, security time deposits or similar instruments issued in the Ordinary Course, (3) indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund any existing indebtedness and in amounts not materially in excess of such existing indebtedness, or (4) any hedging, swap or similar arrangement entered into in the Ordinary Course; or (C) cancel any material debts of any Person to the Company or any of its Subsidiaries or waive any material claims or rights of value;

(viii) except as required by Contracts in effect prior to the date of this Agreement, Company Benefit Plans or applicable Law, (A) except in the Ordinary Course, increase the compensation or other benefits payable or provided to the Company’s or its Subsidiaries’ officers or other employees (the Ordinary Course including, for this purpose, the employee salary and bonus review process and related adjustments substantially as conducted each year and promotions, but excluding equity and equity-based compensation), (B) enter into any employment, change of control, severance or retention agreement with any employee of the Company (except for (1) renewals or replacements of existing agreements with current employees upon expiration of the term of the applicable agreement on substantially the same terms as the previous agreement or (2) for severance agreements entered into with employees in the Ordinary Course in connection with terminations of employment), (C) except as permitted pursuant to clause (B) above, establish, adopt, enter into or amend any Company Benefit Plan, except as would not result in a material increase in cost to the Company or as is required to comply with Section 409A of the Code or other applicable Law, and excepting the Company Deferred Compensation Plans (and subject to the provisions of Section 6.6(f)), shall not terminate any Company Benefit Plan, (D) enter into any collective bargaining agreement, or (E) extend loans to employees of the Company or its Subsidiaries, except through established loan procedures contained in a Company Benefit Plan that is intended to be qualified under Code Section 401(a);

(ix) (A) settle or compromise any material claim or Proceeding for an amount materially in excess of the amount of the corresponding reserve established on the consolidated balance sheet of the Company as reflected in the most recent applicable Company SEC Document on file as of the date of this Agreement plus any applicable third-party insurance proceeds, except (1) as required by any Contract in effect prior to the execution and delivery of this Agreement and listed on Section 5.1(b)(ix) of the Company Disclosure Letter, (2) for any settlements or compromises involving total aggregate payments not in excess of $1,000,000 (it being understood that this clause (2) shall operate in addition to and not in limitation of clause (A) or clause (1) above), or (3) for waivers of rights with respect to suppliers or customers in the Ordinary Course; or (B) enter into any consent decree, injunction or similar restraint or form of equitable relief in settlement of any material claim or audit that would materially restrict the operations of the business of the Company and its Subsidiaries taken as a whole after the Effective Time;

(x) except in the Ordinary Course (including with respect to quantity, frequency, duration and pricing), terminate, materially amend (other than by renewing on terms not otherwise materially different), or waive, release or assign any material right under, any Company Material Contract or enter into any Contract that would constitute a Company Material Contract if it were in effect on the date of this Agreement;

(xi) alter or amend in any material respect any existing accounting methods (including Tax accounting methods), principles or practices, except as may be required by GAAP or applicable Law;

(xii) settle or compromise any income Tax claim or assessment in excess of $1,000,000, except (A) as set forth in Section 5.1(b)(xii) of the Company Disclosure Letter or (B) to the extent not in material excess of reserves established on the consolidated balance sheet of the Company as reflected in the most recent Company SEC Financial Statements on file as of the date of this Agreement;

(xiii) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(xiv) abandon, allow to lapse, sell, assign, transfer, grant any security interest in, otherwise encumber or dispose of any material Intellectual Property owned by the Company or its Subsidiaries other than in the Ordinary Course, or grant any right or license to any material Intellectual Property owned by the Company or its Subsidiaries other than pursuant to non-exclusive licenses entered into in the Ordinary Course consistent with past practice;

(xv) terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(xvi) terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material Permit; or

(xvii) obligate itself to take any of the foregoing actions.

Section 5.2 No Control of the Company’s Business. The Company, on the one hand, and Parent and Merger Sub, on the other hand, acknowledge and agree that: (i) nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and (ii) prior to the Effective Time, each of the Company, Parent and Merger Sub shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its respective Subsidiaries’ operations.

Section 5.3 Process. Parent will, promptly following the date of this Agreement, designate two (2) individuals from either of whom the Company may seek approval to undertake any actions not permitted to be taken under Section 5.1(b) and will cause such individuals to respond, on behalf of Parent, to the Company’s written requests in an expeditious manner (e-mails being sufficient both for any such requests by the Company and such responses by Parent).

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Preparation of the Proxy Statement.

(a) As soon as reasonably practicable following the date of this Agreement (but in no event later than twenty-five (25) Business Days after the date hereof), the Company shall prepare and file with the SEC the Proxy Statement. Each of the Company and Parent shall furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement or that is customarily included in proxy statements prepared in connection with transactions of the type contemplated by this Agreement. Each of the Company and Parent covenant that none of the information supplied or to be supplied by such party for inclusion or incorporation in the Proxy Statement will, at the date it is first mailed to the stockholders of the Company or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company shall respond promptly to any comments from the SEC or the staff of the SEC on the Proxy Statement. As of the mailing date, the Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act. Each of the Company and Parent shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after such filing. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the stockholders of the Company as promptly as practicable after any and all SEC comments have been resolved. Except in the case of a filing, amendment or supplement to the Proxy Statement in connection with a Recommendation Withdrawal or any dispute between the parties regarding this Agreement, the Merger or the other transactions contemplated hereby, no filing of, or amendment or supplement to, the Proxy Statement shall be made by the Company, without providing Parent and its counsel a reasonable opportunity to review and comment thereon and giving due consideration to all such comments in good faith.

(b) If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. The Company shall promptly notify Parent of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information, and shall supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement or the Merger.

Section 6.2 Stockholders Meeting; Company Board Recommendation. As promptly as reasonably practicable after the SEC advises that it has no further comments on the Proxy Statement or that the Company may commence mailing the Proxy Statement, the Company, acting through its Board of Directors or any committee thereof, and in accordance with applicable Law and the rules and regulations of NASDAQ, shall, duly call, give notice of, convene and hold a meeting of the stockholders of the Company for the purpose of seeking the Company Stockholder Approval (the “Company Stockholders Meeting”); provided, however, that the Company shall be permitted to adjourn, delay or postpone convening the Company Stockholders Meeting with the consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) if (a) as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholders Meeting, (b) as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock with respect to which proxies have been submitted to vote in favor of the adoption of this Agreement to obtain the Company Stockholder Approval, (c) if required by applicable Law, or (d) in the good faith judgment of the Board of Directors of the Company (after consultation with its outside legal advisors and subject to Section 6.1), additional time is necessary for the filing and mailing of any supplemental or additional disclosure necessary or required to be filed and disseminated under applicable Law to be reviewed by the stockholders of the Company prior to the Company Stockholders Meeting; provided, however, that any such adjournment or postponement shall be for not more than, in the case of clauses (a) and (b), ten (10) Business Days, and in the case of clauses (c) and (d), ten (10) Business Days or such other amount of time reasonably agreed by the Company and Parent to be necessary to comply with applicable Law, and, in any event, shall not be to a date that is later than three (3) Business Days prior to the Initial Outside Date. The Company shall, subject to Section 6.3, include in the Proxy Statement the Company Board Recommendation. The Company shall, subject to Section 6.3, solicit, and use its reasonable best efforts to obtain, the Company Stockholder Approval at the Company Stockholders Meeting (including by soliciting proxies in favor of the adoption of this Agreement and ensuring that all proxies so solicited are solicited in compliance with all applicable Laws and the rules of NASDAQ). Notwithstanding any Recommendation Withdrawal or anything to the contrary in this Agreement, unless this Agreement is terminated in accordance with its terms, the obligations of the Company under Section 6.1 and this Section 6.2 shall continue in full force and effect. The Company shall cooperate with and keep Parent informed on a reasonably current basis regarding its solicitation efforts and voting results following the dissemination of the Proxy Statement to its stockholders. Without the prior written consent of Parent, the adoption of this Agreement shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by the Company’s stockholders in connection with the adoption of this Agreement) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholders Meeting.

Section 6.3 No Solicitation.

(a) The Company shall immediately cease and cause to be terminated all existing discussions or negotiations with any other parties that may be ongoing with respect to an Acquisition Proposal. Except as permitted by this Section 6.3, from the date of this Agreement until the earlier of the Effective Time or the date of termination of this Agreement in accordance with Section 8.1, the Company shall not, and shall cause each of its Subsidiaries and its and their respective officers, directors, employees and agents not to, and shall direct each of its investment bankers, financial advisors, attorneys, accountants and other representatives (collectively, “Representatives”) not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any offer or proposal that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal, (ii) furnish any nonpublic information regarding the Company or its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal, other than informing such Person of the existence of this Section 6.3, or (iii) engage in, continue or otherwise participate in, any discussions or negotiations regarding, or furnish to any other Person any information in connection with or for the purpose of soliciting, initiating, knowingly encouraging or knowingly facilitating, any Acquisition Proposal; provided, however, that upon receipt of a bona fide, unsolicited written Acquisition Proposal from any Person that did not result from a breach of this Section 6.3, (x) the Company and its Representatives may contact the Person making such Acquisition Proposal and its Representatives to ascertain facts or clarify terms and conditions for the sole purpose of the Board of Directors of the Company or any committee thereof informing itself about the Acquisition Proposal and the Person that made it and (y) if, prior to obtaining the Company Stockholder Approval, but not after, following the receipt of an Acquisition Proposal that the Board of Directors of the Company determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes, or could reasonably be expected to result in, a Superior Proposal, and that the failure to take the actions contemplated by this clause (y) would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, the Company and the Company Representatives may, in response to such Acquisition Proposal, and subject to compliance with Section 6.3(d), (A) furnish information with respect to the Company to the Person making such Acquisition Proposal and its Representatives and financing sources pursuant to a confidentiality agreement that contains provisions no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain any standstill or similar obligation that would prohibit or restrain such Person from making, or amending or revising, an Acquisition Proposal); provided that the Company concurrently furnishes Parent with all such nonpublic information delivered to such Person, to the extent not previously made available to Parent; and provided further, that if the Person making such Acquisition Proposal is a known competitor of the Company, the Company shall not provide any commercially sensitive non-public information to such Person in connection with any actions permitted by this Section 6.3 other than in accordance with customary “clean room” or other similar procedures designed to limit any adverse effect on the Company of the sharing of such information, and (B) engage in discussions or negotiations with such Person regarding such Acquisition Proposal (including solicitation of revised or amended Acquisition Proposals). The Company shall, and shall cause its Affiliates to, promptly request any Person that has executed a confidentiality or non-disclosure agreement in connection with any actual or potential Acquisition Proposal to return or destroy all confidential information in the possession of such Person or its Representatives. The Company agrees that any violation of the restrictions set forth in this Section 6.3 by any of its Representatives or any of its Affiliates shall be deemed to be a breach of this Section 6.3 by the Company.

(b) Except as expressly permitted by Section 6.3(c), the Board of Directors of the Company (and each committee thereof) shall not (i) (A) fail to include the Company Board Recommendation in the Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation, (C) adopt, approve or recommend to stockholders of the Company, or resolve to or publicly propose or announce its intention to adopt, approve or recommend to stockholders of the Company, an Acquisition Proposal, (D) fail to publicly reaffirm the Company Board Recommendation within ten (10) Business Days of the occurrence of a material event or development and after Parent so requests in writing (or if the Company Stockholders Meeting is scheduled to be held within ten (10) Business Days, then within one Business Day after Parent so requests) or (E) take or fail to take any formal action or make or fail to make any recommendation in connection with a tender or exchange offer, other than a recommendation against such offer or a “stop, look and listen” communication contemplated by Section 6.3(f) (any action described in this clause (i) being referred to as a “Recommendation Withdrawal”), or (ii) approve, adopt, recommend or authorize, or cause or permit the Company or any of its Subsidiaries to enter into, any letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement, joint venture agreement or other agreement), commitment or agreement in principle with respect to any Acquisition Proposal (other than a confidentiality agreement entered into in accordance with Section 6.3(a)) (a “Company Acquisition Agreement”).

(c) Notwithstanding any other provision of this Agreement, including Sections 6.1 and 6.2, but subject to compliance with this Section 6.3, prior to receipt of the Company Stockholder Approval, but not after, the Board of Directors of the Company may, in response to any bona fide, unsolicited Acquisition Proposal from any Person that did not result from a breach of this Section 6.3, make a Recommendation Withdrawal, and subject to compliance with this Section 6.3(c) and Section 8.3(a) (including the payment of the Termination Fee), terminate this Agreement in order to enter into a binding agreement in respect of such Acquisition Proposal, if, and only if, prior to taking either such action (A) the Company has complied in all material respects with its obligations under this Section 6.3; (B) the Board of Directors of the Company concludes in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal; (C) the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel, that the failure to take the actions contemplated by this Section 6.3(c) would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law; (D) the Board of Directors of the Company, prior to making a Recommendation Withdrawal or terminating this Agreement, as applicable, provides Parent with at least four (4) Business Days’ prior written notice of its intention to take such action, specifying the reasons therefor, including the terms and conditions of, and the identity of the Person making, any such Acquisition Proposal and has contemporaneously provided to Parent a copy of the Superior Proposal, a copy of any proposed Company Acquisition Agreements and a copy of any financing commitments relating thereto (or, in each case, if not provided in writing to the Company, a written summary of the terms and conditions thereof) (it being agreed that the delivery of such notice by the Company shall not constitute a Recommendation Withdrawal); (E) during the four (4) Business Days following such written notice (or such shorter period as is specified below), if requested by Parent, the Board of Directors of the Company and its Representatives shall have negotiated in good faith with Parent and its Representatives to enable Parent to propose in writing revisions to the terms of this Agreement such that, if accepted by the Company and binding upon Parent, would cause such Superior Proposal to no longer constitute a Superior Proposal; and (F) at the end of the four (4) Business Day period described in the foregoing clause (D), the Board of Directors of the Company concludes in good faith, after consultation with its outside financial advisors and outside legal counsel (and after taking into account any adjustment or modification of the terms of this Agreement proposed by Parent that would, if accepted by the Company, be binding upon Parent), that the Acquisition Proposal continues to be a Superior Proposal and failure to take the actions contemplated by this Section 6.3(c) would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law. Any change to any of the financial terms of the Acquisition Proposal (including the form, amount and timing of payment of consideration) or any other material terms of the Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and the Company will be required to comply with the requirements of this Section 6.3(c) anew with respect thereto; provided, however, that in the event that the Company makes a Recommendation Withdrawal or seeks to terminate this Agreement as provided above in connection with any such new Acquisition Proposal, the notice period and the period during which the Company and its Representatives are required, if requested by Parent, to negotiate with Parent regarding any revisions to the terms of this Agreement proposed in writing by Parent in response to such new Acquisition Proposal pursuant to clauses (D) and (E) above shall expire on the later to occur of (x) 48 hours after the Company provides written notice of such new Acquisition Proposal to Parent or (y) the expiration of the four (4) Business Day period described in clause (C) above. Anything to the contrary contained herein notwithstanding, neither the Company nor any of its Subsidiaries shall enter into any Company Acquisition Agreement unless this Agreement has been terminated in accordance with its terms or such entry is contemporaneous with such termination.

(d) In addition to the obligations of the Company set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c), the Company shall promptly, and in any event no later than 48 hours after it receives any Acquisition Proposal, advise Parent in writing of any request for confidential information in connection with an Acquisition Proposal or of any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal and shall keep Parent reasonably informed on a reasonably current basis (but in no event more often than once every 48 hours) of all material modifications to the terms of any Acquisition Proposal. The Company shall as promptly as practicable (and in any event within 48 hours) notify Parent if the Board of Directors of the Company makes a determination that an Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal, or if the Company furnishes information or enters into discussions or negotiations as provided in Section 6.3(a).

(e) Other than in connection with an Acquisition Proposal, the Company may, at any time prior to receipt of the Company Stockholder Approval, but not after, make a Recommendation Withdrawal in response to a Company Intervening Event (an “Intervening Event Recommendation Withdrawal”) if (i) the Company has complied in all material respects with its obligations under this Section 6.3 and (ii) prior to taking such action, the Board of Directors of the Company concludes in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law; provided, that prior to making such Intervening Event Recommendation Withdrawal, (A) the Company has given Parent at least four (4) Business Days’ prior written notice of its intention to take such action, and specifying the reasons therefor, including specifying in reasonable detail the applicable Company Intervening Event, (B) if requested by Parent, the Company shall have negotiated in good faith with Parent and its Representatives during such notice period to enable Parent to propose revisions to the terms of this Agreement, and (C) following the end of such notice period, the Board of Directors of the Company shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent that would, if accepted by the Company, be binding upon Parent, and concludes in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to make an Intervening Event Recommendation Withdrawal would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law.

(f) Nothing contained in this Section 6.3 shall prohibit the Company or the Board of Directors of the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a)(2-3) or Rule 14d-9 promulgated under the Exchange Act or (ii) making any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder; provided, that no such action or disclosure that would amount to a Recommendation Withdrawal shall be permitted, made or taken other than in compliance with this Section 6.3.

(g) For purposes of this Agreement:

“Acquisition Proposal” means any proposal or offer from any Person (other than Parent or any of its Subsidiaries or Affiliates) relating to, or that would reasonably be expected to lead to, (i) any direct or indirect acquisition or purchase, in one transaction or a series of related transactions, of assets (including equity securities of any Subsidiary of the Company) or businesses that constitute 20% or more of the assets, revenue or net income of the Company and its Subsidiaries, taken as a whole, or 20% or more of any class of equity securities or voting power of the Company, (ii) any tender offer or exchange offer (including a self-tender offer) that if consummated would result in any Person or group of Persons beneficially owning (which has the meaning under Section 13(d) of the Exchange Act) securities of the Company representing

20% or more of the outstanding Company Common Stock or 20% or more of the aggregate voting power of all securities of the Company, (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, share exchange or similar transaction involving the Company or any of its Subsidiaries, in each case, pursuant to which any Person or the stockholders of any Person would own securities of the Company or of any resulting direct or indirect parent company of the Company representing 20% or more of the outstanding Company Common Stock or 20% or more of the aggregate voting power of all securities of the Company or of any resulting direct or indirect parent company of the Company, or (iv) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Common Stock (or voting power of securities of the Company other than the Company Common Stock) involved is 20% or more;

“Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (a) that, if consummated, would result in a third party (or in the case of a direct merger between such third party and the Company, the stockholders of such third party) acquiring, directly or indirectly, more than 50% of the outstanding Company Common Stock or more than 50% of the assets of the Company and its Subsidiaries, taken as a whole, (b) to the extent consideration includes cash, includes financing commitments from reputable sources that the Board of Directors of the Company reasonably determines in good faith are reasonably expected to be available and that are sufficient, together with cash on hand and availability under existing credit facilities, to fund such cash consideration, and (c) that is on terms that, taken as a whole, the Board of Directors of the Company determines in good faith (after consulting with its outside financial advisors and outside legal counsel), and taking into account (i) all financial considerations, (ii) the identity of the Person making such Acquisition Proposal, (iii) the anticipated timing, likelihood of consummation (including governmental approvals, conditions to consummation and financing terms) relative to the transactions contemplated by this Agreement, conditions and prospects for completion of such Acquisition Proposal, (iv) the other terms and conditions of such Acquisition Proposal and the implications thereof on the Company, including all relevant legal, regulatory, tax and financial aspects of such Acquisition Proposal, and the Person making the proposal, (v) any changes to this Agreement proposed in writing by Parent that would, if accepted by the Company, be binding upon Parent in response to such Acquisition Proposal, and (vi) any other aspects of such Acquisition Proposal deemed relevant by the Board of Directors of the Company, are more favorable from a financial point of view to the stockholders of the Company than the Merger and the other transactions contemplated hereby; and

“Company Intervening Event” means any fact, circumstance, occurrence, event, development, change or condition or combination thereof that materially affects the business, assets or operations of the Company and its Subsidiaries which (a) was not known to or reasonably foreseeable by the Board of Directors of the Company as of or prior to the date of this Agreement and (b) does not relate to any Acquisition Proposal; provided, that any change in the price or trading volume of the Company Common Stock, in and of itself, shall not be taken into account for purposes of determining whether a Company Intervening Event has occurred (it being understood, however, that any fact, circumstance, occurrence, event, development, change or condition giving rise or contributing to such changes in the price or trading volume of the Company Common Stock may be taken into account for purposes of determining whether a Company Intervening Event has occurred).

Section 6.4 Access to Information. The Company shall, and shall cause each of its Subsidiaries to, afford the Representatives of Parent reasonable access during normal business hours and upon reasonable advance notice to its and its Subsidiaries’ properties, books and records and personnel, and shall furnish, and shall cause to be furnished, as promptly as reasonably practicable to Parent consistent with its legal obligations and obligations pursuant to Contracts all other information concerning the Company’s and its Subsidiaries’ business, properties and personnel as Parent may reasonably request; provided, however, that (a) such access shall not interfere with the business or operations of the Company and its Subsidiaries, (b) the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so would violate applicable Law or a Contract or obligation of confidentiality owing to a third party, jeopardize the protection of the attorney-client privilege or attorney work product doctrine, or expose such party to risk of liability for disclosure of sensitive or personal information (any such information, the “Restricted Information”), provided further, that the Company will inform Parent of the general nature of the Restricted Information and reasonably cooperate with Parent to provide the Restricted Information in a manner that would not result in violation of Law or Contract or obligation of confidentiality owing to a third party, jeopardize the protection of such privilege or expose the party to such risk, and (c) the Company will be permitted to redact any information or documentation provided to the extent that such information or documentation includes competitively or commercially sensitive information or, in lieu thereof, at the request of Parent, provide unredacted information and documentation in accordance with customary “clean room” or other similar procedures designed to limit any adverse effect on the Company of the sharing of such information. In conducting any inspection of any properties of the Company and its Subsidiaries, Parent and its Representatives shall not (i) interfere with the business conducted at such property or (ii) damage any property or any portion thereof. Prior to the Effective Time, without the prior written consent of the Company, Parent and its Representatives shall not have the right to conduct environmental testing or sampling at any of the facilities or properties of the Company or any of its Subsidiaries. All information obtained pursuant to this Section 6.4 shall continue to be governed by the Confidentiality Agreement which shall remain in full force and effect in accordance with its terms. Nothing in this Section 6.4 shall require the Company to permit the inspection of, or to disclose, any information regarding or related to the deliberations of the Board of Directors of the Company with respect to the transactions contemplated by this Agreement, the entry into this Agreement or any materials provided to the Board of Directors of the Company in connection therewith.

Section 6.5 Consents, Approvals and Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, Parent and the Company shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts to take, or cause to be taken, as promptly as practicable, all actions necessary, proper or advisable to consummate the Merger as promptly as practicable, including to use reasonable best efforts to, as promptly as practicable, (i) cause all of the conditions to Closing to be satisfied, (ii) prepare and file all filings and submissions under the HSR Act, in connection with the Requisite Regulatory Approvals, (iii) obtain all Consents, Orders, actions or nonactions, waivers and clearances required under the HSR Act, in connection with the Requisite Regulatory Approval, and (iv) obtain all material consents or waivers from non-Governmental Entity third parties; provided that in no event shall the Company or its Subsidiaries be obligated to, or shall agree to, pay or to commit to pay to any Person whose consent or waiver is being sought any cash or other consideration, or make any accommodation or commitment or incur any liability or other obligation to such Person in connection with such consent or waiver, unless Parent (i) has consented in writing to such payment, accommodation or commitment (which consent shall not be unreasonably withheld, conditioned or delayed) and (ii) agreed to reimburse the Company for the Company’s or its Subsidiaries’ actual out-of-pocket costs and expenses incurred in connection with such payment, accommodation or commitment in the event that this Agreement is terminated in accordance with Section 8.1(a), Section 8.1(b) or Section 8.1(d)(i). Subject to this Section 6.5(a), neither Parent nor the Company shall knowingly take any action that is reasonably likely to have the effect of materially delaying, impairing or impeding the receipt of any required authorizations, consents, orders or approvals in connection with the transactions contemplated hereby. Parent agrees to comply with its obligations set forth in Section 6.5(a) of the Parent Disclosure Letter. In furtherance and not in limitation thereof, not later than ten (10) Business Days following the date of this Agreement, the Company and Parent shall each make an appropriate filing of a notification and report form pursuant to the HSR Act with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice with respect to the Merger and the transactions contemplated hereby. Parent and the Company shall promptly notify the other party of any notice or other communication from any Governmental Entity received by such party alleging that such Governmental Entity’s consent is or may be required in connection with or as a condition of the Merger.

(b) The Company and Parent shall use reasonable best efforts to (i) cooperate and coordinate with the other party in the taking of the actions contemplated by Section 6.5(a), (ii) provide such assistance as the other party may reasonably request in connection with the foregoing, including supplying the other party with any information that the other party may reasonably request in order to effectuate the taking of such actions, and (iii) keep the other party reasonably and timely informed of any developments, meetings, or discussions with any Governmental Entity under any Antitrust Laws, and any inquiries or requests for additional information, from any Governmental Entity under any Antitrust Laws. If the Company or Parent receives a formal or informal request for additional information or documentary material from any Governmental Entity under any Antitrust Laws with respect to the Merger or the other transactions contemplated hereby, then it shall use reasonable best efforts to make, or cause to be made, as promptly as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. In addition, to the extent practicable, none of the parties hereto shall agree to participate in any substantive meeting or conference (telephone, in-person or otherwise) with any Governmental Entity, or any member of the staff of any Governmental Entity, in respect of any Filing, proceeding, investigation (including any settlement of the investigation), litigation, or other inquiry under any Antitrust Laws unless it consults with the other party in advance and, where permitted by such Governmental Entity, allows the other party to participate. To the extent reasonably practicable, legal counsel for Parent and for the Company shall have the right to review in advance, and will consult with the other party on and consider in good faith the views of the other party in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries and Representatives, that appears in any filing made with, or written materials submitted to, any third party or Governmental Entity in connection with the Merger and the other transactions contemplated hereby. In exercising the foregoing rights, each of Parent and the Company shall act reasonably and as promptly as practicable. Information disclosed pursuant to this Section 6.5 shall be subject to the Confidentiality Agreement and Section 6.5(e) hereof. Neither Parent nor the Company shall be required to comply with any of the foregoing provisions of this Section 6.5(b) to the extent that such compliance would be prohibited by applicable Law. The parties shall not voluntarily extend any waiting period associated with any Consent of any Governmental Entity or enter into any agreement with any Governmental Entity not to consummate the Merger and the other transactions contemplated hereby, except with the prior written consent of the other parties hereto.

(c) Notwithstanding anything to the contrary set forth in this Agreement, including Sections 6.5(a) and (b), neither Parent, Merger Sub nor any of their Affiliates shall be required to, and the Company shall not, without the prior written consent of Parent, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (i) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of Company, Parent or any of their respective Affiliates, (ii) conduct, restrict, operate, invest or otherwise change the assets, business or portion of business of the Company, Parent or any of their respective Affiliates in any manner, (iii) impose any restriction, requirement or limitation on the operation of the business or portion of the business of Company, Parent or any of their respective Affiliates; provided that, if requested by Parent, the Company shall become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement or order so long as such requirement, condition, limitation, understanding, agreement or order is only binding on the Company in the event the Closing occurs, or (iv) materially modify or waive any of the terms or conditions of this Agreement. In addition, in furtherance and not in limitation of the other provisions of this Section 6.5, Parent shall take all actions (A) necessary to defend, including through pursuing litigation on the merits, any administrative or judicial Proceeding asserted or threatened by any Governmental Entity or other Person under Antitrust Laws (including pursuing all available avenues of administrative and/or judicial appeal) that seeks, or would reasonably be expected to seek, to prevent, restrain, impede, delay, enjoin or otherwise prohibit the consummation of the Merger and the other transactions contemplated hereby, and (B) necessary in order to avoid entry of, or to have vacated, lifted, reversed, overturned or terminated, any Order (whether temporary, preliminary or permanent) entered, issued or threatened under Antitrust Laws that would prevent, impede, delay, enjoin or otherwise prohibit the consummation of the Merger and the other transactions contemplated hereby, prior to the Initial Outside Date (or if the Initial Outside Date has been extended pursuant to Section 8.1(b)(i), then the Outside Date); provided, however, that the obligations set forth in this sentence shall not require Parent to take, and/or to cause its Subsidiaries to take, any actions other than to otherwise comply with its obligations set forth in this Section 6.5(c).

(d) Parent shall not, and shall cause its Subsidiaries not to, directly or indirectly, acquire, purchase, lease or license (or agree to acquire, purchase, lease or license), by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division or part thereof, or any securities or collection of assets, if doing so would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any Consent, action or nonaction, waiver, clearance or exemption of any Governmental Entity necessary to consummate the Merger and the other transactions contemplated hereby or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Governmental Entity entering an Order preventing, restraining, impeding, delaying, enjoining or otherwise prohibiting the consummation of the Merger and the other transactions contemplated hereby; (iii) materially increase the risk of not being able to remove any such Order on appeal or otherwise; or (iv) prevent or materially delay the consummation of the Merger and the other transactions contemplated hereby.

(e) Notwithstanding anything to the contrary in this Section 6.5, (i) if any information or documentation provided by the delivering party to the other party pursuant to this Section 6.5 contains competitively or commercially sensitive material, if requested by the delivering party, such information or documentation will only be provided to outside antitrust counsel of the receiving party (and/or to such other individuals of the receiving party or the Representatives thereof to whom the delivering party expressly provides permission (the “Permitted Individuals”)) and shall not be disclosed by such outside antitrust counsel or other Permitted Individuals to any individuals other than Permitted Individuals (including employees, officers or directors of the receiving party) unless express permission is obtained in advance from the delivering party and (ii) any information or documentation provided to the other party pursuant to this Section 6.5 may be redacted to the extent necessary (A) to comply with any contractual arrangement, (B) to remove references concerning valuation, or (C) to address privilege or confidentiality concerns.

(f) The parties acknowledge and agree that Parent shall have the principal responsibility for devising and implementing the strategy for obtaining any Requisite Regulatory Approvals and lead and direct all filings (including where to file), process, negotiation of settlements (if any) and related proceedings contemplated by this Section 6.5, and the Company will cooperate reasonably, subject to applicable Law, therewith; provided, however, that Parent shall consult in advance (to the extent reasonably practicable) with the Company, and give due consideration in good faith to the Company’s views regarding such strategy, filings, processes, negotiations and proceedings.

Section 6.6 Employee Matters.

(a) Until the first anniversary of the Effective Time (the “Benefits Continuation Period”), the Surviving Corporation shall provide, or cause to be provided, for those employees of the Company and its Subsidiaries who continue as employees of the Surviving Corporation or any of its Subsidiaries during all or a portion of the Benefits Continuation Period (the “Continuing Employees”), compensation (including base salary, bonus and other incentive compensation opportunities) and employee benefits that in the aggregate with respect to each Continuing Employee shall not be any less favorable than the compensation and employee benefits (excluding (i) any special bonuses, accelerated equity payments, and dividend equivalent payments on equity awards, in each case, resulting from the sale of the restaurants business; and (ii) accelerated equity payments, dividend equivalent payment on equity awards, any excess portion of any short term incentive payments and change in control bonuses or severance payments, in each case, payable as a result of the Merger) provided by the Company or the applicable Subsidiary to such Continuing Employee immediately prior to the Effective Time (such compensation and employees benefits referred to as “Comparable Benefits”). Parent shall maintain full discretion as to whether to provide such Comparable Benefits under Company plans or arrangements or under plans or arrangements of Parent or its subsidiaries. Nothing herein shall be deemed to be a guarantee of employment for any current or former employee of the Company or any of its Subsidiaries, or other than as provided in any applicable employment agreement or other Contract, to restrict the right of Parent or the Surviving Corporation to terminate the employment of any such employee.

(b) The Surviving Corporation shall (i) waive, or shall use commercially reasonable efforts to cause its insurance carriers to waive, any applicable pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements in any replacement or successor welfare benefit plan of the Surviving Corporation in which a Continuing Employee is eligible to participate following the Effective Time to the extent such exclusions or waiting periods were inapplicable to, or had been satisfied by, such Continuing Employee immediately prior to the Effective Time under the analogous Company Benefit Plan in which such Continuing Employee participated, (ii) use commercially reasonable efforts to provide each Continuing Employee with credit for any co-payments and deductibles paid during the portion of the relevant plan year prior to the Effective Time (to the same extent such credit was given under the analogous Company Benefit Plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements, and (iii) recognize service prior to the Effective Time with the Company or any of its Subsidiaries for purposes of eligibility to participate, vesting, determination of level of benefits and benefits accrual to the same extent such service was recognized by the Company or any of its Subsidiaries under the analogous Company Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time; provided, however, that the foregoing shall not apply to the extent it would result in any duplication of benefits for the same period of service; and, provided further, that the Surviving Corporation shall not be obligated to provide credit for years of service for benefit accrual purposes under any defined benefit pension plan maintained by the Surviving Corporation or its Subsidiaries prior to the date on which the Continuing Employee actually becomes a participant in such plan.

(c) From and after the Effective Time, Parent shall honor, and shall cause its Subsidiaries to honor, in accordance with its terms, (i) each employment, change in control, severance and termination protection plan, policy or agreement of or between the Company or any of its Subsidiaries and any current or former officer, director or employee, identified in Section 6.6(c) of the Company Disclosure Letter, (ii) all obligations in effect as of the Effective Time under any equity-based, bonus or bonus deferral plans, programs or agreements of the Company or any of its Subsidiaries identified in Section 6.6(c) of the Company Disclosure Letter, and (iii) all obligations in effect as of the Effective Time pursuant to outstanding retention plans, programs or agreements, and all vested and accrued benefits under any employee benefit, employment compensation or similar plans, programs, agreements or arrangements of the Company or any of its Subsidiaries identified in Section 6.6(c) of the Company Disclosure Letter. Notwithstanding the foregoing, Parent may terminate or amend or may cause the Surviving Corporation or its Subsidiaries to terminate or amend the benefits or arrangements listed in (c)(i), (c)(ii) or (c)(iii) above, in all cases with such termination or amendment being subject to the terms of the applicable arrangement, except that: (x) no termination or amendment to reduce or eliminate benefits may occur with respect to benefits or arrangements that have already become vested or accrued or payable; and (y) with respect to any change in control severance plan, policy or agreement (“CIC Severance Program”), no termination or amendment to reduce or eliminate benefits or participants’ rights may occur so long as change in control severance benefits might vest, accrue or otherwise become payable under such CIC Severance Program. Parent and Merger Sub acknowledge that the consummation of the Merger and the transactions contemplated by this Agreement will constitute a change in control of the Company under the terms of the Company’s employee plans, programs, arrangements and contracts containing provisions triggering payment, vesting or other rights upon a change in control or similar transaction.

(d) Parent shall cause the Surviving Corporation and each of its Subsidiaries, for a period commencing at the Effective Time and ending ninety (90) days thereafter, not to effectuate a “plant closing” or “mass layoff” as those terms are defined in WARN affecting in whole or in part any site of employment, facility, or operating unit of the Surviving Corporation or any of its Subsidiaries, and shall cause the Surviving Corporation and each of its Subsidiaries not to take any such action after such ninety (90) day period without complying with all provisions of WARN.

(e) Notwithstanding any other provision of this Agreement to the contrary, Parent shall or shall cause the Surviving Corporation to provide Continuing Employees whose employment terminates during the Benefits Continuation Period with severance benefits no less than the severance benefits identified in Section 6.6(e) of the Company Disclosure Letter applicable to such Continuing Employee immediately prior to the Effective Time, if any.

(f) With respect to the Company Deferred Compensation Plans, prior to the Effective Time, the Company, the Board of Directors of the Company or the appropriate committee of the Board of Directors of the Company, as applicable, shall adopt any resolutions and take any actions which are (i) reasonably necessary to ensure that (A) any portion of the account balances thereunder denominated in or otherwise tied to the value of a share of Company Common Stock be converted as of the Effective Time to the Merger Consideration in lieu of each such share of Company Common Stock, and (B) from and after the Effective Time neither Parent nor the Surviving Corporation shall be required to deliver shares of Company Common Stock or other capital stock of the Company, Parent, the Surviving Corporation or any other Person pursuant to or in settlement of any obligations thereunder. Following the date of this Agreement, the Company shall consult with Parent in good faith and give due consideration to Parent’s views in connection with the Company’s determination of whether the Company Deferred Compensation Plans shall continue after the Closing or whether they shall be terminated effective as of the Closing and the account balances thereunder paid out after the Effective Time and in any event in accordance with the requirements of Section 409A of the Code and the applicable Treasury Regulations.

(g) Nothing contained in this Agreement, whether express or implied, (i) shall be treated as an amendment or other modification of any Company Benefit Plan, (ii) shall create any third-party beneficiary rights in any Person, or (iii) subject to the requirements of this Section 6.6, shall limit the right of Parent or the Surviving Corporation or any of its Subsidiaries to amend, terminate or otherwise modify any Company Benefit Plan following the Closing Date.

Section 6.7 Expenses; Transfer Taxes. Whether or not the Merger is consummated, all expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except as otherwise provided in this Agreement (including Section 6.8 hereof). Notwithstanding anything to the contrary contained in this Agreement, each of Parent and the Surviving Corporation agrees to assume liability for and pay any sales, transfer, stamp, stock transfer, value added, use, real property transfer or gains and any similar Taxes, as well as any transfer, recording, registration and other fees that may be imposed upon, payable or incurred in connection with this Agreement, the Merger and the transactions contemplated hereby.

Section 6.8 Directors’ and Officers’ Indemnification and Insurance.

(a) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, jointly and severally, to the fullest extent permitted by Law (including to the fullest extent authorized or permitted by any amendments to or replacements of applicable Law adopted after the date of this Agreement that increase the extent to which indemnification may be provided), indemnify, defend and hold harmless (and promptly advance expenses from time to time as incurred to the fullest extent permitted by Law, provided the Person to whom expenses are advanced provides a reasonable and customary undertaking (which shall not include posting of any collateral) to repay such advances, if it is ultimately determined that such Person is not entitled to indemnification) each Person who is now, or has been at any time prior to the Effective Time or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries, any Person acting as director, officer, trustee, fiduciary, employee or agent of another entity or enterprise (including any Company Benefit Plan) who is or has acted as such at the request of the Company (each an “Indemnified Party”) from and against any and all costs or expenses (including attorneys’ fees, expenses and disbursements), judgments, fines, losses, claims, damages, penalties, liabilities and amounts paid in settlement or incurred in connection with any actual or threatened claim (including a claim of violation of applicable Law), action, audit, demand, suit, proceeding or investigation, whether civil, criminal, administrative, regulatory or investigative or other proceeding at law or in equity or order or ruling, by reason of the fact that the Indemnified Party is or was a director or officer of the Company or its Subsidiaries or is or was a director, officer, trustee, fiduciary, employee or agent of another Person at the request of the Company, including the approval of this Agreement and the Merger and the other transactions contemplated hereby or arising out of or pertaining to the Merger and the other transactions contemplated hereby, whether asserted or claimed prior to, at or after the Effective Time. Parent and the Surviving Corporation shall reasonably cooperate with any Indemnified Party in the defense of any matter covered by this Section 6.8. Without limitation of the foregoing or any other provision of this Section 6.8, Parent and the Company agree that all rights to indemnification and exculpation from liability for acts or omissions occurring at or prior to the Effective Time and the rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party, whether provided in the certificate of incorporation or bylaws (or comparable organizational documents) of the Company or any of its Subsidiaries or in any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries in existence as of the date hereof and set forth on Section 6.8(e) of the Company Disclosure Letter, shall survive the Merger, be honored by the Surviving Corporation and its Subsidiaries and continue in full force and effect, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(b) Subject to the following sentence, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, at no expense to the beneficiaries, either (i) continue to maintain in full force and effect for six (6) years from the Effective Time, if available, the current directors’ and officers’ liability insurance and fiduciary liability insurance (the “Current Insurance”) with respect to matters existing or occurring at or prior to the Effective Time (including the Merger and the other transactions contemplated hereby); provided that the Surviving Corporation may substitute for the Current Insurance policies of at least the same coverage containing terms and conditions that are not less favorable in the aggregate with respect to matters existing or occurring at or prior to the Effective Time (including the Merger and the other transactions contemplated hereby); or (ii) purchase a six (6) year extended reporting period endorsement with respect to the Current Insurance (a “Reporting Tail Endorsement”) and maintain this endorsement in full force and effect for its full term. To the extent purchased after the date of this Agreement and prior to the Effective Time, such insurance policies shall be placed through such broker(s) and with such insurance carriers as may be specified by Parent and as are reasonably acceptable to the Company; provided that such insurance carrier has at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance and fiduciary liability insurance. Notwithstanding the first sentence of this Section 6.8(b), but subject to the second sentence of this Section 6.8(b), the Company shall be permitted at its sole and exclusive option to purchase a Reporting Tail Endorsement prior to the Effective Time. Notwithstanding the foregoing, in no event shall Parent or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and, if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount; provided that in the event of the Current Insurance, Parent or the Surviving Corporation shall be required to obtain as much coverage as is possible under substantially similar policies for such maximum annual amount in aggregate annual premiums.

(c) Immediately following the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall include provisions for indemnification, advancement and reimbursement of expenses and exculpation of the Indemnified Parties that are, in substance, no less favorable to the Indemnified Parties than the provisions for indemnification, advancement and reimbursement of expenses and exculpation of the Indemnified Parties as set forth in the Company Charter and the Company Bylaws in effect on the date of this Agreement. For six (6) years following the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect the provisions in its certificate of incorporation and bylaws providing for indemnification, advancement and reimbursement of expenses and exculpation of Indemnified Parties, as applicable, with respect to the facts or circumstances occurring at or prior to the Effective Time, to the fullest extent permitted from time to time under applicable Law, which provisions shall not be amended except as required by applicable Law or except to make changes permitted by applicable Law that would enlarge the scope of the Indemnified Parties’ indemnification and advancement rights thereunder.

(d) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall cause proper provisions to be made prior to the consummation of any transaction of the type described in clause (i) or clause (ii) of this sentence so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 6.8.

(e) From and after the Effective Time, Parent and the Surviving Corporation shall not, directly or indirectly, amend, modify, limit or terminate the advancement and reimbursement of expenses, exculpation, indemnification provisions of the agreements listed in Section 6.8(e) of the Company Disclosure Letter between the Company or any Subsidiary and any of the Indemnified Parties, or any such provisions contained in the Surviving Corporation bylaws.

(f) This Section 6.8 is intended for the irrevocable benefit of, and to grant third-party rights to, the Indemnified Parties and shall be binding on all successors and assigns of Parent and the Surviving Corporation. The obligations of Parent and the Surviving Corporation under this Section 6.8 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party unless the affected Indemnified Party shall have consented in writing to such termination or modification. It is expressly agreed that each Indemnified Party shall be a third-party beneficiary of this Section 6.8, and entitled to enforce the covenants contained in this Section 6.8. If any Indemnified Party makes any claim for indemnification or advancement of expenses under this Section 6.8 that is denied by Parent and/or the Surviving Corporation, and a court of competent jurisdiction determines that the Indemnified Party is entitled to such indemnification or advancement, then Parent or the Surviving Corporation shall pay such Indemnified Party’s costs and expenses, including legal fees and expenses, incurred in connection with pursuing such claim against Parent and/or the Surviving Corporation. The rights of the Indemnified Parties under this Section 6.8 shall be in addition to, and not in substitution for, any rights such Indemnified Parties may have under the Company Charter and the Company Bylaws, the certificate of incorporation and bylaws (or comparable organizational documents) of any of the Subsidiaries of the Company or the bylaws of the Surviving Corporation or under any applicable Contracts, insurance policies or Laws and Parent shall, and shall cause the Surviving Corporation to, honor and perform under all indemnification agreements listed in Section 6.8(e) of the Company Disclosure Letter entered into by the Company or any of its Subsidiaries.

(g) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its respective Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.8 is not prior to or in substitution for any such claims under such policies.

Section 6.9 Public Announcements. The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release approved in advance by the Company and Parent. Following such initial press release, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system; provided, however, that the restrictions set forth in this Section 6.9 shall not apply to any release or public statement (a) made or proposed to be made by the Company in accordance with Section 6.3 (in which case the Company shall provide to Parent a draft of such public announcement or statement as far in advance of its release as reasonably practicable, or (b) in response to questions by the press, analysts, investors or analyst or investor calls, so long as such statements are not inconsistent with previous statements made jointly by the Company and Parent (or made by one party after having consulted with the other party).

Section 6.10 Notice of Certain Matters. Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of (i) any notice or other communication received by such party from (x) any Governmental Authority in connection with this Agreement, the Merger and the other transactions contemplated hereby, or (y) any Person alleging that the consent of or a waiver by such Person is or may be required in connection with this Agreement, the Merger and the other transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent or waiver could be material to the Company, the Surviving Corporation or Parent, (ii) any Proceedings commenced or, to such party’s Knowledge, threatened against such party which relates to this Agreement, the Merger and the other transactions contemplated hereby, (iii) any Company Material Adverse Effect or Parent Material Adverse Effect, and (iv) any effect, change, event or occurrence, including if to such party’s Knowledge any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate, that would be reasonably likely to result in the failure of any of the conditions set forth in Article VII to be satisfied.

Section 6.11 Transaction Litigation. Each party shall promptly notify the other parties in writing of any stockholder litigation or other litigation or proceedings arising from this Agreement or the Merger that is brought against such party or any of its Affiliates or members of its board of directors (“Transaction Litigation”). Each party shall keep the other parties sufficiently informed on a reasonably current basis with respect to the status of any Transaction Litigation (including by promptly furnishing to the other parties hereto such information relating to the Transaction Litigation as may be reasonably requested). The Company shall give Parent the opportunity to participate in the defense (at Parent’s sole cost and subject to a joint defense agreement) of any Transaction Litigation. No settlement of any Transaction Litigation shall be agreed to by the Company without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.12 State Takeover Laws. The Company and Parent shall each use reasonable best efforts to ensure that no Takeover Statute (or any comparable anti-takeover provisions of the Company Charter or Company Bylaws) is or becomes applicable to this Agreement, the Merger or the other transactions contemplated hereby. If any Takeover Statute (or any comparable anti-takeover provisions of the Company Charter or Company Bylaws) becomes applicable to this Agreement, the Merger or the other transactions contemplated hereby, the Company and Parent shall each use reasonable best efforts to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law (or provision) on this Agreement, the Merger and the other transactions contemplated hereby.

Section 6.13 Delisting. Parent and the Surviving Corporation shall take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable under applicable Law and rules and policies of NASDAQ to delist the Company and the Company Common Stock from NASDAQ as soon as practicable following the Effective Time and terminate its registration under the Exchange Act as soon as practicable following such delisting.

Section 6.14 Section 16(b). The Company and Parent shall take all steps reasonably necessary to cause the transactions contemplated hereby and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated hereby by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.15 Treatment of Certain Company Indebtedness. If requested by Parent, the Company shall, and shall cause its Subsidiaries, as applicable, to deliver all notices and take all other reasonable actions required to facilitate (i) the termination of commitments under the Credit Agreement, (ii) the repayment in full (or in the case of letters of credit, cash collateralization, to the extent Parent shall not have entered into an alternative arrangement with the issuing bank) of all obligations then outstanding thereunder and (iii) the release of all liens and guarantees in connection therewith, in each case, on the Closing Date in connection with such repayment (such termination, repayment and release, the “Credit Agreement Termination”); provided, that (A) in no event shall this Section 6.15 require the Company or any of its Subsidiaries to cause such Credit Agreement Termination unless the Closing shall have occurred and (B) Parent shall provide, or cause to be provided, all funds required to effect all such repayments and cash collateralization of letters of credit.

ARTICLE VII

CONDITIONS

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Company, Parent and Merger Sub to effect the Merger are subject to the satisfaction or, to the extent permitted by applicable Law, waiver, on or prior to the Closing Date of the following conditions:

(a) Company Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

(b) Statutes and Injunctions. No (i) temporary restraining order or preliminary or permanent injunction or other Order by any federal or state court or other tribunal of competent jurisdiction preventing consummation of the Merger shall be in effect, (ii) applicable Law prohibiting consummation of the Merger shall be in effect or (iii) Proceeding shall have been brought by any Governmental Entity, and remain pending, that seeks an Order that would prohibit, enjoin or make illegal the consummation of the Merger.

(c) Governmental Consents. The early termination or expiration of the waiting period required under the HSR Act shall have occurred (the “Requisite Regulatory Approval”), and such Requisite Regulatory Approval shall be in full force and effect.

Section 7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or, to the extent permitted by applicable Law, waiver by Parent on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.1(a) (Corporate Organization), Section 3.3(a) and (b) (Corporate Authorization), Section 3.20 (Takeover Statutes), and Section 3.21 (Brokers and Finders’ Fees) shall, if qualified by materiality or Company Material Adverse Effect, be true and correct in all respects or, if not so qualified, be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), (ii) the representations and warranties of the Company set forth in Section 3.2(a), Section 3.2(b) and the first sentence of Section 3.2(c) (Capitalization) and Section 3.8(b) (Absence of Certain Changes and Events) shall be true and correct in all respects (other than de minimis inaccuracies in the case of Section 3.2(a) and Section 3.2(b) (Capitalization)) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), and (iii) the other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects (without giving effect to any materiality or Company Material Adverse Effect qualifiers therein), as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except, in the case of clause (iii) only, to the extent that breaches thereof would not have a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all agreements and covenants required to be performed by the Company under this Agreement at or prior to the Closing.

(c) Officer’s Certificate. Parent shall have received a certificate from an executive officer of the Company confirming the satisfaction of the conditions set forth in Sections 7.2(a) and 7.2(b).

(d) No Company Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect shall have occurred and be continuing.

Section 7.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are further subject to the satisfaction or, to the extent permitted by applicable Law, waiver by the Company on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in Section 4.1(a) (Corporate Organization) and Section 4.2(a) and (b) (Corporate Authorization) shall, if qualified by materiality or Parent Material Adverse Effect, be true and correct in all respects or, if not so qualified, be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) and (ii) all other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects (without giving effect to any materiality or Parent Material Adverse Effect qualifiers therein), as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except, in the case of clause (ii) only, to the extent that breaches thereof would not have a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required to be performed by Parent or Merger Sub, as applicable, under this Agreement at or prior to the Closing.

(c) Officer’s Certificate. The Company shall have received a certificate from an executive officer of Parent confirming the satisfaction of the conditions set forth in Sections 7.3(a) and 7.3(b).

Section 7.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was principally caused by such party’s breach of any of its obligations under this Agreement.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Merger and the other transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether (except as expressly set forth below) before or after obtaining the Company Stockholder Approval (with any termination by Parent also being an effective termination by Merger Sub):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company, if:

(i) the Merger shall not have been consummated on or before September 18, 2018 (the “Initial Outside Date”); provided, however, that if on the Initial Outside Date any of the conditions to Closing set forth in Section 7.1(b) or Section 7.1(c) shall not have been satisfied or, to the extent permitted by applicable Law, waived, by all parties entitled to the benefit of such condition but all other applicable conditions to Closing set forth in Article VII shall have been satisfied or waived (except for those conditions that by their nature or terms can only be satisfied at the Closing, which conditions were capable of being satisfied at such time), then the Initial Outside Date shall be extended to December 18, 2018 if Parent or the Company notifies the other in writing on or prior to the Initial Outside Date of its election to extend the Initial Outside Date (as so extended, the “Outside Date”); and, provided further, that the right to extend the Initial Outside Date or terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party if its action or failure to act constitutes a breach or violation of any of its obligations hereunder, and such breach has been the principal cause of or directly resulted in (A) the failure to satisfy the conditions to the obligations of the terminating party to consummate the Merger set forth in Article VII prior to the Initial Outside Date or the Outside Date or (B) the failure of the Closing to occur by the Initial Outside Date or the Outside Date;

(ii) any Governmental Entity of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such Order or other action shall have become final and non-appealable; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b)(ii) if the failure of such party to fulfill any obligation under this Agreement resulted in the issuance of such Order; or

(iii) the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholders Meeting or at any adjournment or postponement thereof.

(c) by Parent:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of any condition set forth in Section 7.2(a) or Section 7.2(b) and (B) either (x) is incapable of being cured by the Company by the Initial Outside Date (or if the Initial Outside Date has been extended pursuant to Section 8.1(b)(i), then the Outside Date) or (y) if capable of being cured, has not been cured by the Company within the earlier of (1) thirty (30) days following written notice to the Company from Parent or Merger Sub of such breach, which notice states Parent’s intention to terminate this Agreement pursuant to this Section 8.1(c)(i) and (2) the Initial Outside Date (or if the Initial Outside Date has been extended pursuant to Section 8.1(b)(i), then the Outside Date); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if it is then in material breach of any representation, warranty, covenant or agreement hereunder; or

(ii) (y) if the Board of Directors of the Company shall have effected a Recommendation Withdrawal; or (z) if the Company shall be in Willful Breach of Section 6.3; provided that Parent’s right to terminate this Agreement pursuant to this clause (ii) is only exercisable prior to the time that the Company Stockholder Approval occurs.

(d) by the Company:

(i) if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of any condition set forth in Section 7.3(a) or Section 7.3(b) and (B) (x) is incapable of being cured by Parent or Merger Sub, as the case may be, by the Initial Outside Date (or if the Initial Outside Date has been extended pursuant to Section 8.1(b)(i), then the Outside Date) or (y) if capable of being cured, has not been cured by Parent or Merger Sub, as the case may be, within the earlier of (1) thirty (30) days following written notice to Parent or Merger Sub, as the case may be, from the Company of such breach, which notice states the Company’s intention to terminate this Agreement pursuant to this Section 8.1(d)(i) and (2) the Initial Outside Date (or if the Initial Outside Date has been extended pursuant to Section 8.1(b)(i), then the Outside Date); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if it is then in material breach of any representation, warranty, covenant or agreement hereunder; or

(ii) prior to obtaining the Company Stockholder Approval, in accordance with, and subject to the terms and conditions of, Section 6.3(c), in order to accept a Superior Proposal, subject to the prior or concurrent payment of the Termination Fee to Parent and otherwise subject to Section 8.3.

Section 8.2 Effect of Termination. In the event of any termination of this Agreement as provided in Section 8.1, the obligations of the parties shall terminate and there shall be no liability on the part of any party with respect thereto, except for the confidentiality provisions of Section 6.4 and the provisions of Section 3.23, Section 4.11, Section 6.7, this Section 8.2, Section 8.3 and Article IX, each of which shall survive the termination of this Agreement and remain in full force and effect; provided, however, that, nothing contained herein shall relieve any party from liability for damages arising out of any Willful Breach of this Agreement occurring prior to such termination, in which case the aggrieved party shall be entitled to all rights and remedies available at law or equity. Notwithstanding anything contained in this Agreement to the contrary, Parent expressly acknowledges and agrees that Parent’s and Merger Sub’s obligations to hold the Closing and consummate the Merger and the transactions contemplated by this Agreement are not conditioned in any manner upon Parent or Merger Sub obtaining any financing. The parties acknowledge and agree that any failure by a party to consummate the Merger and the other transactions contemplated by this Agreement (regardless of whether, in the case of Parent, Parent has obtained or received any proceeds of any financing) on or prior to the third Business Day (unless another date has been agreed by the parties) after the applicable conditions to Closing set forth in Article VII have been satisfied or waived (except for those conditions that by their nature or terms can only be satisfied at the Closing, which conditions were capable of being satisfied at the time of such failure to consummate the Merger)

shall constitute a Willful Breach of this Agreement. The parties acknowledge and agree that nothing in this Section 8.2 shall be deemed to affect their right to specific performance under Section 9.10. In addition, the parties agree that the terms of the Confidentiality Agreement shall survive any termination of this Agreement pursuant to Section 8.1 in accordance with its terms.

Section 8.3 Termination Fees.

(a) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(d)(ii), then, on the date of termination, the Company shall pay or cause to be paid to Parent (or its designees) an amount in cash equal to $50,000,000 (the “Termination Fee”) by wire transfer of immediately available funds to an account designated in writing by Parent.

(b) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(c)(ii), then the Company shall promptly, but in no event later than two (2) Business Days after the date of such termination, pay or cause to be paid to Parent (or its designees) the Termination Fee by wire transfer of immediately available funds to an account designated in writing by Parent.

(c) In the event that this Agreement is terminated:

(i) by Parent or the Company pursuant to Section 8.1(b)(i) (other than in circumstances in which Parent is required to pay the Regulatory Fee pursuant to Section 8.3(d)(iii) in respect of such termination) and an Acquisition Proposal was publicly proposed or announced by any Person after the date of this Agreement or a bona fide Acquisition Proposal has been communicated in writing to the Board of Directors of the Company by any Person after the date of this Agreement, and in either case, not withdrawn prior to such termination;

(ii) by Parent or the Company pursuant to Section 8.1(b)(iii) and an Acquisition Proposal was publicly proposed or announced by any Person after the date of this Agreement and not withdrawn prior to such termination; or

(iii) by Parent pursuant to Section 8.1(c)(i) and an Acquisition Proposal was publicly proposed or announced by any Person after the date of this Agreement or a bona fide Acquisition Proposal has been communicated in writing to the Board of Directors of the Company by any Person after the date of this Agreement, and in either case not withdrawn prior to such termination;

and, in any such event, the Company enters into a definitive agreement with respect to any Acquisition Proposal with another Person or consummates any Acquisition Proposal (which need not be the same Acquisition Proposal described in any of clauses (i), (ii) or (iii) above) within twelve (12) months after such termination of this Agreement, then, on the date the Company enters into such definitive agreement or otherwise consummates such Acquisition Proposal (whichever first occurs), the Company shall pay or cause to be paid to Parent (or its designees) the Termination Fee by wire transfer of immediately available funds to an account designated in writing by Parent. For purposes of this Section 8.3(c), each reference to “20%” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50%.”

(d) In the event that this Agreement is terminated (i) by the Company or Parent pursuant to Section 8.1(b)(ii) as a result of the issuance of an Order by any Governmental Entity or other action permanently restraining, enjoining or otherwise prohibiting the Merger under any Antitrust Law, (ii) by the Company pursuant to Section 8.1(d)(i) as a result of a breach by Parent or Merger Sub of Section 6.5, which breach results in the conditions set forth in Section 7.1(b) or Section 7.1(c) being incapable of being satisfied (but only, in the case of Section 7.1(b), if the failure to meet such condition is the result of any Antitrust Law or any Order permanently restraining, enjoining or otherwise prohibiting the Merger under any Antitrust Law); or (iii) by the Company or Parent pursuant to Section 8.1(b)(i) (in the case of termination by Parent, only under circumstances in which the Company has a concurrent right to terminate pursuant to Section 8.1(b)(i)) and as of the Initial Outside Date (or if the Initial Outside Date has been extended pursuant to Section 8.1(b)(i), then the Outside Date) (A) one or more of the conditions set forth in Section 7.1(b) or Section 7.1(c) has not been satisfied (but only, in the case of Section 7.1(b), if the failure to meet such condition is the result of any Antitrust Law or any Order arising under any Antitrust Law) and (B) all of the other conditions set forth in Article VII have been satisfied or waived (except for those conditions that by their nature or terms can only be satisfied at the Closing, if such conditions were capable of being satisfied at the time of such termination), Parent shall, within two (2) Business Days following the date of such termination, pay or cause to be paid to the Company (or its designees) an amount in cash equal to $50,000,000 (the “Regulatory Fee”) by wire transfer of immediately available funds to an account designated in writing by the Company.

(e) The parties agree and understand that in no event shall either the Company be required to pay the Termination Fee or Parent be required to pay the Regulatory Fee, as applicable, on more than one occasion. Notwithstanding anything to the contrary in this Agreement, (i) if Parent actually receives the Termination Fee from the Company pursuant to this Section 8.3, such payment shall be the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries and their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates and Representatives and none of the Company, any of its Subsidiaries or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, and (ii) if the Company actually receives the Regulatory Fee from Parent pursuant to this Section 8.3, such payment shall be the sole and exclusive remedy of the Company against Parent and its Subsidiaries and their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates and Representatives and none of Parent, any of its Subsidiaries or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby; provided, however, that nothing in this Section 8.3(e) shall relieve the Company or Parent, as applicable, from any liabilities or damages resulting from any Willful Breach of this Agreement occurring prior to such termination. The parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated hereby, and that, without these agreements, the parties would not enter into this Agreement, and that any amounts payable pursuant to this Section 8.3 do not constitute a penalty.

Section 8.4 Procedure for Termination. Termination of this Agreement prior to the Effective Time shall not require the approval of the stockholders of the Company. A terminating party shall provide written notice of termination to the other parties specifying the Section or Sections pursuant to which such party is terminating the Agreement. If more than one provision in Section 8.1 is available to a terminating party in connection with a termination, a terminating party may rely on any or all available provisions in Section 8.1 for any termination.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument or agreement delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time; provided, however, that this Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by electronic mail, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the respective parties as set forth below (or to such other address or electronic mail address as a party may hereafter specify by notice in accordance with this Section 9.2):

If to Parent or Merger Sub, to:

Post Holdings, Inc.

2503 S. Hanley Road

St Louis, Missouri 63144

Attn:             Diedre J. Gray, SVP, General Counsel and Chief Administrative Officer, Secretary

Email:           diedre.gray@postholdings.com

with a copy to (which shall not constitute notice):

Lewis Rice LLC

600 Washington Avenue

Suite 2500

St Louis, Missouri 63101

Attn:           Tom W. Zook

Email:         tzook@lewisrice.com

If to the Company, to:

Bob Evans Farms, Inc.

8111 Smiths Mill Road

New Albany, OH 43054

Attention:      General Counsel

Email:           colin.daly@bobevansfoods.com

with a copy to (which shall not constitute notice):

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, TN 37201

Attention: J. Page Davidson

                 Scott W. Bell

                 Eric J. Knox

Email:     pdavidson@bassberry.com

                sbell@bassberry.com

                eknox@bassberry.com

Section 9.3 Interpretation; Construction.

(a) When a reference is made in this Agreement to a Section, clause, Annex, Exhibit or Section of a disclosure letter, such reference shall be to a Section or clause of or Annex or Exhibit or Section of a disclosure letter to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The phrase “the date of this Agreement” and terms of similar import, shall be deemed to refer to the date first written above. Whenever the content of this Agreement permits, the masculine gender shall include the feminine and neuter genders, and a reference to singular or plural shall be interchangeable with the other.

(b) References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute, as amended from time to time, and to the rules and regulations promulgated thereunder. References to “$” and “dollars” are to the currency of the United States. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. The words “hereby,” “herein,” “hereof,” “hereunder” and words of similar import refer to this Agreement as a whole (including any disclosure letters delivered herewith) and not merely to the specific Section, paragraph or clause in which such word appears. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(d) No summary of this Agreement or any Exhibit attached hereto or Section of a disclosure letter delivered herewith prepared by or on behalf of any party shall affect the meaning or interpretation of this Agreement or any such Exhibit or Section of a disclosure letter.

(e) Subject to the introductory language to Article III and Article IV, each party to this Agreement has or may have set forth information in its respective disclosure letter in a Section of such disclosure letter that corresponds to the Section of this Agreement to which it relates. The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not constitute an admission by such party that such item represents a material exception or material fact, event or circumstance or that such item would have a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or that the disclosure thereof be construed to mean that such information is required to be disclosed by this Agreement.

Section 9.4 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, including by facsimile or by email with .pdf attachments, each of which shall be deemed to be an original but all of which shall constitute one and the same instrument. This Agreement shall become effective when each party has received counterparts thereof signed and delivered (by electronic communication, facsimile or otherwise) by all of the other parties hereto.

Section 9.5 Entire Agreement; No Third-Party Beneficiaries.

(a) This Agreement, the Company Disclosure Letter, the Parent Disclosure Letter, the Exhibits attached hereto and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter hereof and thereof. Each party hereto agrees that, except for the representations and warranties contained in this Agreement, neither Parent and Merger Sub nor the Company makes any other representations or warranties, and each hereby disclaims any other representations or warranties, express or implied, as to the accuracy or completeness of any other information made by, or made available by, itself or any of its Representatives, with respect to, or in connection with, the negotiation, execution or delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure to the other or the other’s Representatives of any documentation or other information with respect to any one or more of the foregoing.

(b) This Agreement shall be binding upon and inure solely to the benefit of each party except for: (i) only following the Effective Time, the provisions of Article II shall inure to the benefit of, and be enforceable by, holders of Company Common Stock, Company Options, Company RSU Awards and Company PSU Awards, to the extent necessary to receive the consideration due to such Persons thereunder; (ii) the right of the Company on behalf of its stockholders to pursue damages (including claims for damages based on loss of the economic benefits of the transaction to the Company’s stockholders) in the event of any breach of this Agreement by Parent or Merger Sub in respect of which the Company is entitled to bring a claim hereunder, which right is hereby expressly acknowledged and agreed by Parent and Merger Sub; and (iii) the provisions of Section 6.8 shall inure to the benefit of, and be enforceable by, the Indemnified Parties. The third-party beneficiary rights referenced in clause (ii) of the preceding sentence may be exercised only by the Company (on behalf of its stockholders as their agent) through actions expressly approved by the Board of Directors of the Company, and no stockholder of the Company, whether purporting to act in its capacity as a stockholder or purporting to assert any right (derivatively or otherwise) on behalf of the Company, shall have any right or ability to exercise or cause the exercise of any such right and it is understood that the rights granted to stockholders under such clause (ii) shall attach to the shares of Company Common Stock and subsequently trade and transfer therewith, and, consequently, any damages, settlements or other amounts recovered or received by the Company with respect to such rights may in the Company’s sole discretion be (A) distributed in whole or in part by the Company to the holders of shares of Company Common Stock of record as of any date determined by the Company or (B) retained by the Company for the use and benefit of the Company on behalf of its stockholders in any manner the Company deems fit.

(c) The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with Section 9.9 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the Knowledge of any of the parties. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger or the other transactions contemplated hereby are not affected in any manner materially adverse to any party. Notwithstanding the foregoing, upon such determination that any term or other provision hereof is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Merger and the other transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 9.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 9.8 Modification or Amendment. This Agreement may be amended by the parties (with respect to the Company and Merger Sub, by action taken by their respective Boards of Directors), at any time before or after adoption of this Agreement by the stockholders of the

Company, but, after any such adoption, no amendment shall be made which by Law would require the further approval by such stockholders without first obtaining such approval. Subject to the preceding sentence, this Agreement may be modified or amended solely by written agreement executed and delivered by duly authorized officers of the respective parties.

Section 9.9 Extension; Waiver. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws. At any time prior to the Effective Time, the parties may (in the case of the Company, by action taken or authorized by its Board of Directors or authorized officers of the Company), to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

Section 9.10 Governing Law; Venue; Waiver of Jury Trial; Specific Performance.

(a) This Agreement, and any dispute arising out of or relating to this Agreement, shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and enforced in accordance with the Laws of the State of Delaware without regard to the conflicts of laws rules thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY DISPUTE WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

(c) The parties acknowledge and agree that irreparable harm would occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. It is accordingly agreed that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled to (in addition to any other remedy that may be available to it at law and in equity, including monetary damages) (i) an injunction restraining such breach or threatened breach and (ii) an Order of specific performance to enforce the observance and performance of such covenant or obligation (including the obligation of the parties to consummate the transactions contemplated by this Agreement and the obligation of Parent and Merger Sub to pay, and the Company’s equity holders’ right to receive, the aggregate consideration payable to them pursuant to the transactions contemplated by this Agreement, in each case in accordance with the terms and conditions set forth in this Agreement) without proof of actual damages, and each party further agrees to waive any requirement for the securing or posting of any bond or other security in connection with such remedy. Each party hereto agrees not to raise any objections (including any defense or counterclaim that there is an adequate remedy at law) to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 9.10(c). Each party further agrees that (i) by seeking the remedies provided for in this Section 9.10(c), a party shall not in any respect waive its right to seek any other form of relief that may be available to such party at law or in equity in respect of this Agreement or the transactions contemplated hereby and (ii) nothing set forth in this Section 9.10(c) shall require any party to institute any suit, action or proceeding (or limit any party’s right to institute any suit, action or proceeding) for specific performance under this Section 9.10(c) prior or as a condition to exercising any termination right under Article VIII, nor shall the commencement of any suit, action or proceeding pursuant to this Section 9.10(c) or anything set forth in this Section 9.10(c) restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies (including monetary damages) in respect of this Agreement or the transactions contemplated hereby that may be available then or thereafter, this being in addition to any other remedy to which they are entitled at law or in equity.

(d) Each of the parties (i) irrevocably submits itself to the personal jurisdiction of each state or federal court sitting in the State of Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any suit, action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated hereby (including, without limitation, any proceeding seeking equitable relief pursuant to Section 9.10(c)); (ii) agrees that every such suit, action or proceeding shall be brought, heard and determined exclusively in the Court of Chancery of the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware); (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court; (iv) agrees not to bring any suit, action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated hereby in any other court; and (v) waives any defense of inconvenient forum to the maintenance of any suit, action or proceeding so brought. Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in this Section 9.10(d) in any such suit, action or proceeding by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to this Article IX; provided, however, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method. Each of Parent, Merger Sub and the Company agrees that a final judgment in any suit, action or proceeding in such court as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 9.11 Obligation of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

Section 9.12 No Recourse. This Agreement may only be enforced by a party, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, may only be made by a party, against another party and no past, present or future director, officer or employee of any party shall have any liability to any party for any obligations or liabilities of a party or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby, except for Section 9.5(b)(i), which may be enforced by holders of Company Common Stock, Company Options, Company RSU Awards and Company PSU Awards following the Effective Time, and Section 9.5(b)(iii), which may be enforced by the Indemnified Parties. Without limiting the rights of any party against another party hereunder, in no event shall any party or any of its Affiliates, and each party agrees not to and to cause its Affiliates not to, seek to enforce this Agreement against, make any claims for breach against, or seek to recover monetary damages from, any past, present or future director, officer or employee of another party.

Section 9.13 Definitions. As used in this Agreement, the following terms and those set forth in the Index of Defined Terms, when used in this Agreement, and the Exhibits, disclosure letters, and other documents delivered in connection herewith, shall have the meanings specified in this Section 9.13 or on the corresponding page number of the Index of Defined Terms:

“Affiliate” of any Person means another Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, and “control” has the meaning specified in Rule 405 under the Securities Act.

“Antitrust Laws” shall mean the Sherman Act of 1890, as amended; the Clayton Act of 1914, as amended; the Federal Trade Commission Act of 1914, as amended; the HSR Act, and all other federal, state, foreign or supranational Laws or Orders in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Business Day” means a day except a Saturday, a Sunday or other day on which commercial banks in New York, New York, United States of America are authorized or required by Law to be closed.

“Company Deferred Compensation Plans” means the Bob Evans Farms, Inc. and Affiliates Fifth Amended and Restated Executive Deferral Program, the Bob Evans Farms, Inc. and Affiliates Fourth Amended and Restated Supplemental Executive Retirement Plan, and the Bob Evans Farms, Inc. Director Deferral Program, in each case as has been amended in accordance with its terms from time to time.

“Company Material Adverse Effect” means any fact, event, change, circumstance, occurrence, condition, effect or combination of the foregoing that, individually or in the aggregate with any other fact, event, change, circumstance, occurrence, condition, effect or combination of the foregoing, has had, or would reasonably be expected to have, (a) a material adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that for purposes of clause (a) no event, change, circumstance or effect shall be deemed to constitute, nor shall any of the foregoing be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect, to the extent that such event, change, circumstance or effect results from, arises out of, or relates to: (i) any changes in general United States or global economic conditions, except to the extent that such changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in the industries in which the Company and any of its Subsidiaries operate, (ii) any changes in conditions generally affecting any industry or geographic region in which the Company or any of its Subsidiaries operate, except to the extent that such changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in the industries in which the Company and any of its Subsidiaries operate, (iii) any decline in the market price or trading volume of Company Common Stock (it being understood that the foregoing shall not preclude Parent from asserting that the facts or occurrences giving rise to or contributing to such decline that are not otherwise excluded from the definition of Company Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect), (iv) any changes in regulatory, legislative or political conditions or securities, credit, financial, debt or other capital markets conditions, including interest or currency exchange rates, except to the extent that such changes or conditions have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such changes or conditions have on others operating in the industries in which the Company and any of its Subsidiaries operate, (v) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions, or analysts’ estimates, in respect of revenues, earnings or other financial or operating metrics for any period ending (or for which results are released) on or after the date of this Agreement (it being understood that the foregoing shall not preclude Parent from asserting that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Company Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect), (vi) the execution and delivery of this Agreement or the public announcement or pendency of this Agreement, the Merger or the taking of any action required by this Agreement (other than the Company’s obligations set forth in Section 5.1(a)(x)) or the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective Subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with customers, suppliers, officers or employees, (vii) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any Law following the date hereof, (viii) any change in accounting requirements or principles required by GAAP (or authoritative interpretations thereof) following the date hereof, except to the extent that such changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in the industries in which the Company and any of its Subsidiaries operate, (ix) any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (x) any taking of any action at the request of Parent or Merger Sub or with the consent of Parent or Merger Sub, (xi) any hurricane, strong winds, ice event, fire, tornado, tsunami, flood, earthquake or other natural disaster, acts of God or any change resulting from weather events, conditions or circumstances except to the extent that such events has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such events have on others operating in the industries in which the Company and any of its Subsidiaries operate, or (xii) any litigation arising from allegations of a breach of fiduciary duty or violation of applicable Law relating to this Agreement, the Merger or the other transactions contemplated hereby or (b) that materially impairs the ability of the Company to perform its obligations hereunder or otherwise prevents or materially delays the consummation of the Merger and the other transactions contemplated hereby.

“Company Stock Plans” means the Company Amended and Restated 2006 Equity and Cash Incentive Plan, as amended, and 2010 Amended and Restated Equity and Cash Incentive Plan.

“Confidentiality Agreement” means the confidentiality agreement, dated June 2, 2017 between the Company and Parent, as the same may be further amended, supplemented or otherwise modified by the parties.

“Credit Agreement” means the Credit Agreement, dated as of April 28, 2017, by and among the Company, the Subsidiaries of the Company party thereto, Bank of America, N.A., as administrative agent, and the other lenders party thereto.

“Environmental Claim” means any Order, action suit, claim, fine, penalty, investigation or other legal proceeding or any settlement or judgment arising therefrom, brought by any Person alleging liability of whatever kind or nature (including, without limitation, liability or responsibility for the cost of enforcement proceedings, investigations, clean-up, response, removal or remediation, natural resource damages, property damages, personal injuries, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (i) the presence, Environmental Release of, or exposure to, any Hazardous Substances; or (ii) any actual or alleged noncompliance with any Environmental Law or term or condition of any Permit under any Environmental Law.

“Environmental Laws” shall mean all foreign, federal, state and local laws, regulations, rules and ordinances relating to (i) pollution of or protection of the environment (including, without limitation, ambient air, surface water, groundwater, soils and other surface and subsurface strata, sediments and any other environmental medium or natural resources), or (ii) the use, presence, exposure to, manufacture, containment, storage, recycling, reclamation, reuse, treatment, generation, transportation, processing, handling, labeling, production, release, disposal or remediation of Hazardous Substances.

“Environmental Notice” means any written directive, notice of violation or infraction, notice of noncompliance, general notice or special notice of potential liability, letter of warning, request for information and any other notice respecting any Environmental Claim or pursuant to any Environmental Law or regarding the violation of any term or condition of any environmental Permit.

“Environmental Releases” means any spill, leak, emission, emptying, escaping, injection, discharge, disposal, escape, dumping, leaching, migrating, pumping, pouring, or release of a Hazardous Substance.

“GAAP” means generally accepted accounting principles in the United States.

“Hazardous Substances” means any chemicals, materials or substances defined as a “hazardous substance,” “hazardous waste,” “hazardous material,” “hazardous constituent,” “restricted hazardous material,” “extremely hazardous substance,” “toxic substance,” “contaminant,” “pollutant,” “toxic pollutant,” or words of similar meaning and regulatory effect under any applicable Environmental Law including, without limitation, petroleum and its byproducts, radon, asbestos, polychlorinated biphenyls, lead and lead containing materials and urea formaldehyde insulation.

“Income Tax” means any Tax imposed on or measured by reference to income.

“Income Tax Return” means any Tax Return relating to Income Taxes.

“Intellectual Property” means all intellectual property rights throughout the world, including patent and the invention and discoveries therein; trade secrets or proprietary confidential information; copyrights and copyrightable works; trademarks, service marks, trade names, and the goodwill of the business appurtenant thereto; and Internet domain names.

“IPCo” means Bob Evans Core, LLC, a Delaware limited liability company.

“Knowledge” means the actual knowledge of the officers of the Company or Parent, as the case may be, as set forth in Section 9.13 of the Company Disclosure Letter and Section 9.13 of the Parent Disclosure Letter, respectively.

“Laws” means, any United States, federal, state or local, or any foreign, law, constitution, treaty, convention, ordinance, code, rule, statute or regulation enacted, issued, adopted, promulgated, entered into or applied by a Governmental Entity.

“Lease” means all leases, subleases, licenses and other agreements for the use and occupancy by the Company or any of its Subsidiaries of the Leased Real Property, together with all modifications, amendments and supplements thereto.

“Leased Real Property” means all material real property leased or subleased by the Company or any of its Subsidiaries.

“Lien” means any lien, charge, encumbrance, adverse right or claim and security interest whatsoever, excluding restrictions imposed by securities Laws.

“NASDAQ” means the Nasdaq Global Select Market.

“Order” means any order, writ, injunction, decree, judgment, award, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Ordinary Course” means the ordinary course of the business, consistent with past practice.

“Owned Real Property” means all real property currently owned by the Company or any of its Subsidiaries.

“Parent Material Adverse Effect” means any event, change, circumstance or effect that, individually or in the aggregate with any other event, change, circumstance or effect, materially impairs, or would reasonably be expected to materially impair, the ability of Parent to perform its obligations hereunder or prevent or materially delay the consummation of the Merger or the other transactions contemplated hereby.

“Permitted Lien” means (i) any Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate Proceedings timely commenced and conducted and with respect to which adequate reserves have been established in accordance with GAAP, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, worker’s, repairmen’s or other similar Liens incurred in the Ordinary Course for amounts not yet due, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) statutory landlords’ Liens and Liens granted to landlords under any Lease, (v) any purchase money security interests, equipment leases or similar financing arrangements, (vi) any Liens that are disclosed on the most recent consolidated balance sheet of the Company or notes thereto, and (vii) Liens securing obligations under the Credit Agreement.

“Person” means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Proceeding” means any suit, action, claim, charge, complaint, demand, suit in equity or at law, administrative, regulatory or quasi-judicial proceeding or other proceeding, arbitration or litigation commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Subsidiary” means, with respect to any Person (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned by such Person or by one of more other Subsidiaries of such Person, (ii) a partnership of which such Person, or one or more other Subsidiaries of such Person is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person is the managing member and has the power to direct the policies, management and affairs of such company, or

(iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person has at least a majority ownership and power to direct the policies, management and affairs thereof. For the avoidance of doubt, Merger Sub is a Subsidiary of Parent; provided, that notwithstanding the foregoing, IPCo shall be deemed a “Subsidiary” hereunder.

“Tax” means income, gross receipts, franchise, sales, use, ad valorem, property, payroll, withholding, excise, severance, transfer, employment, estimated, alternative or add-on minimum, value added, stamp, occupation, premium, environmental or windfall profits taxes, and other taxes, charges, fees, levies, imposts, customs, duties, licenses or other assessments, together with any interest and any penalties (including penalties for failure to file or late filing of any return, report or other filing, and any interest in respect of such penalties and additions, additions to tax or additional amounts imposed by any and all federal, state, local, foreign or other Taxing Authority).

“Tax Return” means any statement, report, return, information return or claim for refund relating to Taxes, including, if applicable, any combined or consolidated return for any group of entities that includes the Company or any of its Subsidiaries.

“Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Entity.

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, together with any state or local Law requiring advanced written notice of a plant closing or mass layoff.

“Willful Breach” means (a) with respect to any material failure of a representation or warranty to be true or correct, that the officers of the party making such representation or warranty, as the case may be, as set forth in Section 9.13 of the Company Disclosure Letter and Section 9.13 of the Parent Disclosure Letter, respectively, had actual knowledge, as of the date of this Agreement, of the fact that such representation or warranty was materially untrue or incorrect as of such date and (b) with respect to any breach of a covenant or other agreement, a breach that is material and that is a consequence of an act undertaken or omitted to be taken by the breaching party with the knowledge that the taking of such act or failure to take such action would, or would reasonably be expected to, cause a material breach of the relevant covenant or agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

POST HOLDINGS, INC.

By:	/s/ Robert V. Vitale
Name:	Robert V. Vitale
Title:	President and CEO

HAYSTACK CORPORATION

By:	/s/ Jeff A. Zadoks
Name:	Jeff A. Zadoks
Title:	President

BOB EVANS FARMS, INC.

By:	/s/ J. Michael Townsley
Name:	J. Michael Townsley
Title:	President and CEO

[Signature Page to Agreement and Plan of Merger]